Exhibit 99.1

Village Farms International, Inc.

4700–80th Street

Delta, British Columbia

V4K 3N3

Annual Information Form

For the Year Ended December 31, 2018

March 20, 2019

TABLE OF CONTENTS

INTERPRETATION	1
Glossary of Terms	1
Interpretation	4
Market and Industry Data	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE COMPANY	5
History	5
Formation of Pure Sunfarms Corp.	6
Tomato Suspension Agreement	7
Refinancing	8
Purchase of Maxim Power (B.C.) Inc.	8
NASDAQ Listing	8
Formation of Village Fields Hemp	8
Potential Future Developments	8

INDUSTRY OVERVIEW	9
Greenhouse Vegetable Industry Overview	9
Canadian Cannabis Industry Overview	11
United States Hemp Industry Overview	16

DESCRIPTION OF THE BUSINESS	17
Overview	17
Core Operating Principle	17
Greenhouse Facilities and Products	17
Sales, Marketing and Distribution	18
Production and Packaging Process	19
Product Development and Specialization	20
Product Pricing	20
Intellectual Property	20
Competition	20
Employees	21
Capital Expenditures	21
Energy Management Strategy	21
Foreign Exchange Strategy	21
Environmental and Regulatory Matters	22
British Columbia Vegetable Marketing Commission	22
Agency and Producer Licenses	23
Quota	23

CAPITAL STRUCTURE	23
Common Shares	23
Special Shares	24
Preferred Shares	24
Warrants	24
Retained Interest of Michael DeGiglio	24
Book Entry System	24
Financial Year End	25

CREDIT FACILITIES	25
Credit Facilities	25

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RISK FACTORS	25
Risks Relating to the Company	26
Risks Relating to VF Hemp and U.S. Hemp Operations	32
Risks Relating to the Joint Venture	35
Risks Related to Tax	49

DIVIDENDS	50
Dividend Policy	50
Historical Distributions	50

MARKET FOR SECURITIES	50
Trading Price and Volume	50

DIRECTORS AND MANAGEMENT	51
Board Committees	53
Cease Trade Orders or Bankruptcies	53
Penalties or Sanctions	54
Personal Bankruptcies	54
Conflicts of Interest	54

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54

TRANSFER AGENT AND REGISTRAR	54

AUDITORS	54

MATERIAL CONTRACTS	55

AUDIT COMMITTEE INFORMATION	55
Charter of the Audit Committee	55
Composition of the Audit Committee	55
Prior Approval Policies and Procedures	55
External Auditor Service Fees	55

ADDITIONAL INFORMATION	56

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this annual information form include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the Cannabis Act, risks relating to conversion of the Company’s greenhouses to cannabis production, the ability to cultivate and distribute cannabis in Canada; risks related to the startup operations of growing hemp in the United States, including regulatory and statutory rules and regulations at both the federal (FDA and USDA) as well as state and municipal levels, general and hemp specific farming risks, as well as general business risks involved with commencement of new business operations.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian and United States economies will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that market conditions within the greenhouse produce and Canadian cannabis industries generally will be consistent with the current climate, that the U.S. hemp business will be impacted by the evolving federal and state regulatory and statutory regime, and that the United States and Canadian capital markets will provide the Company with access to equity and/or debt at reasonable rates when required.

Although the forward-looking statements contained in this annual information form are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including this annual information form and management’s discussion and analysis.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this annual information form relate only to events or information as of the date on which the statements are made in this annual information form. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

INTERPRETATION

Glossary of Terms

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations;

“APDI” means Agro Power Development, Inc., a Delaware corporation;

“Bank” means the Canadian chartered bank referred to under “Credit Facilities”;

“BCVMC” means the British Columbia Vegetable Marketing Commission;

“Business” means the businesses carried on by the Company and its subsidiaries;

“Cannabis Act” means the Cannabis Act (Canada);

“Cannabis Regulations” means the Cannabis Regulations, enacted under the Cannabis Act;

“CBCA” means the Canada Business Corporations Act, as amended;

“CBD” means cannabidiol, a non-euphoric chemical compound found in cannabis;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participant” means a participant in the CDS depository service;

“CDSA” has the meaning ascribed thereto under “Industry Overview”;

“Combination Transaction” means the combination transaction which closed on October 18, 2006 whereby the businesses of Hot House Growers Inc. and Village Farms were combined;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Village Farms International, Inc. and, as the context requires, Village Farms International, Inc. together with its subsidiaries;

“Compensation Plan” means the share based compensation plan of the Company adopted on December 31, 2009;

“Conversion” means the plan of arrangement carried out under the CBCA and completed on December 31, 2009 whereby, among other things, the Fund was terminated and the ordinary unitholders of the Fund received Common Shares of the Company on a one for one basis;

“Credit Facilities” means the Term Loan, the Operating Loan and the VFCE Loan;

“CSA” has the meaning ascribed thereto under “General Development of the Company”;

“Delta 1 Greenhouse” has the meaning ascribed thereto under “General Development of the Company”;

“Delta 2 Greenhouse” has the meaning ascribed thereto under “General Development of the Company”;

“Delta 3 Greenhouse” has the meaning ascribed thereto under “General Development of the Company”;

“EBITDA” means earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long term debt, and unrealized gains on the changes in the value of derivative instruments and non-controlling interest;

“Emerald” means Emerald Health Therapeutics, Inc.;

“Emerald Contribution” has the meaning ascribed thereto under “General Development of the Company”;

“Farm Bill” has the meaning ascribed thereto under “General Development of the Company”;

“FDA” has the meaning ascribed thereto under “Risk Factors”;

“Federal Court” has the meaning ascribed thereto under “Industry Overview”;

“Forward-looking statements” has the meaning ascribed thereto under “Forward-Looking Statements”;

“Fund” means Village Farms Income Fund, which was terminated on December 31, 2009 as part of the Conversion;

“IHR” means the Industrial Hemp Regulations, enacted under the Cannabis Act;

“IRS” means the Internal Revenue Service;

“Joint Venture” has the meaning ascribed thereto under “General Development of the Company”;

“Joint Venture Agreement” has the meaning ascribed thereto under “General Development of the Company”;

“License” has the meaning ascribed thereto under “Risk Factors”;

“Management” means the management of the Company and its subsidiaries who operate the Business;

“Material Decisions” has the meaning ascribed thereto under “General Development of the Company”;

“Minister” has the meaning ascribed thereto under “Industry Overview”;

“MMPR” has the meaning ascribed thereto under “Industry Overview”;

“Nature Crisp” means Nature Crisp LLC;

“NLC” has the meaning ascribed thereto under “Industry Overview”;

“OCRC” has the meaning ascribed thereto under “General Development of the Company”;

“Offeree” has the meaning ascribed thereto under “General Development of the Company”;

“Offeror” has the meaning ascribed thereto under “General Development of the Company”;

“Operating Loan” has the meaning ascribed thereto under “Credit Facilities”;

“Order” has the meaning ascribed thereto under “Industry Overview”;

“PACA license” means a license issued by the United States Department of Agriculture, established by the Perishable Agricultural Commodities Act; this license is required for any business selling fresh and frozen fruits and vegetables.

“Preferred Shares” the preferred shares in the capital of the Company;

“Prime Rate” means the floating annual rate of interest (based on a 365/366 day year) established and recorded by the Bank from time to time as a reference rate for purposes of determining rates of interest it will charge on loans denominated in Canadian dollars;

“Pure Sunfarms” means Pure Sunfarms Corp.;

“QA” has the meaning ascribed thereto under “General Development of the Company”;

“Regulations” has the meaning ascribed thereto under “Industry Overview”;

“RPIC” has the meaning ascribed thereto under “General Development of the Company”;

“Securityholders’ Agreement” means the agreement that was entered into on the completion of the Combination Transaction between, among others, the Fund, VF Opco and Michael A. DeGiglio as amended and restated on December 31, 2009 by, among others, the Company, VF Opco and Michael A. DeGiglio;

“Special Shares” means the special voting shares in the capital of the Company;

“SPIC” has the meaning ascribed thereto under “General Development of the Company”;

“SQDC” has the meaning ascribed thereto under “Industry Overview”;

“Staff Notice” has the meaning ascribed thereto under “General Development of the Company”;

“Term Loan” has the meaning ascribed thereto under “Credit Facilities”;

“THC” means tetrahydrocannabinol, a psychoactive chemical compound found in cannabis;

“TSX” means Toronto Stock Exchange;

“Units” means the former ordinary units of the Fund, which were cancelled on December 31, 2009 in connection with the Conversion;

“U.S. Holdings” means VF U.S. Holdings Inc., a Delaware corporation;

“USDA” has the meaning ascribed thereto under “Risk Factors”;

“VF Canada GP” means Village Farms Canada GP Inc., a corporation incorporated under the laws of Canada that is the general partner of VF Canada LP;

“VF Canada LP” means Village Farms Canada Limited Partnership;

“VF Hemp” means Village Fields Hemp USA, LLC, a limited liability company organized under the laws of the State of Delaware;

“VF Opco” means VF Operations Canada Inc., a corporation incorporated under the laws of Canada;

“VFCE” means VF Clean Energy, Inc.;

“VFCE Loan” has the meaning ascribed thereto under “Credit Facilities”;

“VFLP” means Village Farms, L.P.; and

“Village Farms” means, collectively, APDI and its subsidiary entities, as these entities existed prior to the completion of the Combination Transaction;

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this annual information form are in United States dollars, except where otherwise indicated.

Interpretation

Unless otherwise noted or the context otherwise requires: (i) the term “cannabis” has the meaning given thereto under the Cannabis Act; and (ii) the term “License Holder” means a person licensed by Health Canada under Section 62(1) of the Cannabis Act.

Market and Industry Data

Unless otherwise indicated, information contained in this annual information form concerning the Company’s industry and the markets in which it operates or seeks to operate is based on information from third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by third party sources as well as data from the Company’s own internal research, and include assumptions which the Company believes to be reasonable based on management’s knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and the Company has not independently verified any third party information. While the Company believes that such third party information to be generally reliable, such information and estimates are inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this annual information form under “Risk Factors”.

STRUCTURE OF THE COMPANY

The Company is a corporation incorporated under the CBCA. The head and registered office of the Company and each of its Canadian subsidiaries is located at 4700-80th Street, Delta, British Columbia, V4K 3N3.

Intercorporate Relationships

The following chart illustrates the structure of the Company and its material subsidiaries (including jurisdiction of establishment/incorporation and percentage of voting securities owned) as of December 31, 2018 and March 20, 2019.

GENERAL DEVELOPMENT OF THE COMPANY

History

The Company’s predecessor, the Fund, completed its initial public offering as an income trust on December 23, 2003. The Company converted from an income trust to a publicly-traded company on December 31, 2009 as part of the Conversion. In connection with the Conversion, the Company changed its name to Village Farms International, Inc.

As of the date hereof, the Company has 47,660,337 Common Shares and no Special Shares issued and outstanding. The Company’s premium product is grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas and is marketed and distributed under its Village Farms® brand name and other brand names, primarily to retail supermarkets and dedicated fresh food distribution companies. The Company also markets and distributes produce under exclusive arrangements for other greenhouse producers primarily located in British

Columbia, central Mexico and the north eastern part of the United States. The Company markets and distributes its products throughout the United States and Canada. It currently operates four distribution centres located across the United States and Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates three main goals – environmental health, economic profitability and social and economic equality

Certain of the Company’s subsidiaries have operated vegetable producing greenhouses in British Columbia since 1989 and in Texas since 1995.

Formation of Pure Sunfarms Corp.

In June 2017, the Company entered into a joint venture (the “Joint Venture”) with Emerald for the objective of seeking to achieve large-scale, low-cost, high quality cannabis production. The Joint Venture was formed by way of a corporation named “Pure Sunfarms Corp.”, which is 50% owned by the Company and 50% owned by Emerald, and has the purpose of carrying on the business of the Joint Venture. Under the terms of the agreement governing the Joint Venture (the “Joint Venture Agreement”), the Company initially contributed rights to a 1.1 million square foot greenhouse facility in Delta, British Columbia (the “Delta 3 Greenhouse”) which the Joint Venture converted to medical and nontherapeutic adult-use cannabis production under the Cannabis Act. Under the terms of the Joint Venture Agreement, Emerald contributed an aggregate of $20 million (the “Emerald Contribution”).

The Joint Venture Agreement includes a list of material decisions (the “Material Decisions”) requiring the affirmative vote of a majority of the votes cast at a board of directors meeting, at which a quorum is present, including, among others, a decision to fundamentally change the purpose or operations of Pure Sunfarms, any proposed response to investigations, audits or inspections by governmental authorities in relation to the licenses, any proposed response to proposed corrective action, voluntary or involuntary, in relation to the licenses, any proposed response to a governmental authority in connection with a threatened or actual suspension or cancellation of the licenses and approval of the annual operating and capital budgets for Pure Sunfarms. The board of directors of Pure Sunfarms currently consists of six directors – three appointed by Emerald and three appointed by the Company. If either Emerald or the Company’s ownership interest in Pure Sunfarms falls below 35%, such entity will lose one of the board of director members appointed by it. Voting rights will also be lost if a party is in default of its obligations under the Joint Venture Agreement or in the case of a decision in respect of which a party has a conflict of interest. The Joint Venture Agreement includes customary events of default and remedies for the non-defaulting party (including a dilution mechanism). The Joint Venture Agreement also includes restrictions against transfer of the shares of Pure Sunfarms, rights of first refusal, drag along rights and a buy-sell provision (the “Buy-Sell”). The Buy-Sell can only be exercised by Emerald or the Company (the “Offeror”) on or after June 6, 2019 if it is not in default of its obligations under the Joint Venture Agreement and: (a) the operating or capital budget for Pure Sunfarms for a subject year has not been approved by the board of directors by March 1 of such year; or (b) the board of directors is deadlocked with respect to a Material Decision. The recipient of the buy-sell notice (the “Offeree”) has 60 days to determine whether to sell its shares at the price offered in Pure Sunfarms to the Offeror or to purchase the Offeror’s shares in Pure Sunfarms at that price.

Subject to certain carve-outs in favour of Emerald, each of Emerald and the Company have committed to being the exclusive joint venture partner of the other party for all greenhouse-grown cannabis activities in Canada. It is a requirement of the Joint Venture Agreement that, should the option on the Delta 2 Greenhouse, an additional 1.1 million square foot greenhouse facility in Delta, British Columbia (the “Delta 2 Greenhouse”), or the Delta 1 Greenhouse, an additional 2.6 million square foot greenhouse facility in Delta, British Columbia (the “Delta 1 Greenhouse”), be exercised by the Joint Venture, the Delta 2 Greenhouse or the Delta 1 Greenhouse, as the case may be, would be contributed to the Joint Venture by the Company on an unencumbered basis.

On March 2, 2018, Emerald Health Farms received a cultivation license issued by Health Canada under the ACMPR (repealed October 17, 2018 and replaced by the Cannabis Act), authorizing the production of cannabis plants and seeds at the Delta 3 Greenhouse. Upon receipt of the cultivation license, Emerald Health Farms changed its name to Pure Sunfarms Canada Corp. Pure Sunfarms Canada Corp. subsequently received a supplemental sales license from Health Canada on July 27, 2018, authorizing the sale of bulk dried flower cannabis within Canada to other federal License Holders, and medical cannabis users.

The Joint Venture commenced physical conversion of the Delta 3 Greenhouse and on March 11, 2019, the Company announced that the Joint Venture was granted an amendment to its cultivation license by Health Canada to cultivate the entire 1.1 million square feet in the Delta 3 Greenhouse during first quarter 2019. All four quadrants of the Delta 3 Greenhouse are now licensed for cultivation and commercial production has commenced. The Joint Venture conservatively forecasts annual production from the Delta 3 Greenhouse to be a minimum of 75,000 kilograms of dried cannabis, which it expects to achieve in 2020.

On February 8, 2019, the Joint Venture entered into its first supply agreement with the Ontario Cannabis Retail Corporation (“OCRC”) (operating as the Ontario Cannabis Store (“OCS”)). Prior to commencing shipments to the OCS, Pure Sunfarms must receive its processing license from Health Canada. Management believes that it will be received shortly, but it is important to note that all applications for a cannabis license are subject to Health Canada’s own timeline of review and approval.

On October 26, 2017, the Canadian Securities Administrators (the “CSA”) issued CSA Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”) which sets out, among other things, certain disclosure expectations of the CSA regarding issuers who have direct, indirect or ancillary involvement in the U.S. cannabis industry. The Staff Notice was issued in response to concerns regarding the lack of a uniform national framework for cannabis regulation in the United States, which currently has a conflict between state and federal law relating to cannabis, with certain U.S. states permitting the use and sale of cannabis, notwithstanding that cannabis continues to be listed as a controlled substance under U.S. federal law. The Company, the Joint Venture and VF Hemp do not have, and do not intend to engage in, any direct, indirect or ancillary involvement in the U.S. cannabis industry (as described in the Staff Notice) until it is federally legal to do so.

Tomato Suspension Agreement

On February 6, 2019, the U.S. Department of Commerce announced its intent to withdraw from the Tomato Suspension Agreement. By statute, 90 days’ notice of withdrawal must be given to the other parties, following which withdrawal from the Tomato Suspension Agreement can occur on May 7, 2019. If a new agreement is not reached by May 7, 2019, tomato imports from Mexico will have duties of 17.56% applied. The duty will be charged to the U.S. importer of record and must be paid to release goods from U.S. Customs. This additional demand on the cash and related strain on capital could hinder the Company’s ability to cross enough loads to satisfy customers’ demand in the U.S. For the year ended December 31, 2018, the pounds imported from Mexico account for approximately 12% of total pounds sold.

History

On June 22, 2012, a group of U.S. tomato growers, including VFLP, petitioned the U.S. Department of Commerce to withdraw their petition and requested termination of the 1996 Tomato Suspension Agreement (“1996 Agreement”) with Mexico. The basis of the petition was that Mexican tomato growers were ‘dumping’ tomatoes into the U.S. market which is a violation of U.S. regulations. Dumping is defined as an importer who is selling product in the U.S. market for less than their costs. Mexican producers claimed they were not dumping and were adhering to the 1996 Agreement, but U.S. tomato producers who represented more than 85% of all U.S. tomato production (the threshold for U.S. Department of Commerce intervention) stipulated that the 1996 Agreement was outdated, it should be terminated and an investigation into Mexican tomato dumping should ensue. Due to the high volume of Mexican imports of produce, in particular tomatoes (field, shade and greenhouse), the issue was raised at the highest levels of both countries’ governments.

Negotiations for a revised agreement began and resulted in a new agreement (the “Suspension Agreement”) which became effective on March 4, 2013. All signatories have agreed that they will not sell product at prices below the established reference prices in the new Suspension Agreement. The Suspension Agreement has two reference price periods: October 23 – June 30 (“winter”) and July 1 – October 22 (“summer”), and distinguishes between “Open Field/Adapted Environment” and “Controlled Environment”, although “specialty” tomatoes is a separate category from the growing environments. Each environment and category has different reference prices depending on the period and the packaging.

While VFLP and some other U.S. greenhouse growers would have preferred that there was a definitive definition of “greenhouse” – the definition of “Controlled Environment” uses the Certified Greenhouse Growers Association definition which essentially is a modern glass greenhouse.

All signatories must ensure that they and/or their initial U.S. selling agent adhere to the Suspension Agreement and must hold a valid and effective PACA license. It is a violation of the Suspension Agreement to sell at a new price below the minimum reference price and doing so could result in financial fines or loss of the seller’s or importer’s PACA license, which is required to buy or sell produce in the United States. Additionally, the Mexican government is requiring Mexican growers to formally register with the Mexican authorities in order to export to the U.S., and failing to do so will result in the denial of export rights.

Refinancing

The Company completed a refinancing of its Term Loan and Operating Loan in 2013. On March 24, 2016, the Term Loan was amended, which extended the maturity date on the Term Loan to May 1, 2021 and changed the amortization of principal to be spread over 15 years. This amendment provides the Company with greater flexibility in satisfying its debt services covenant under its Operating Loan due to lower annual principal payments.

Purchase of Maxim Power (B.C.) Inc.

On July 17, 2014, the Company purchased Maxim Power (B.C.) Inc., a wholly-owned subsidiary of Maxim Power Corp., for approximately CA$5.2 million, which included a closing adjustment of CA$0.7 million for working capital. Maxim Power (B.C.) Inc. is a 7 megawatt power generation facility that is located on existing Village Farms property. The Company subsequently changed the name of this acquired company to VF Clean Energy, Inc. The facility that Village Farms acquired as part of the acquisition continues generating power under an existing long term power purchase agreement with British Columbia Hydro and Power Authority and improves the sustainability profile of Village Farms’ greenhouse operations in Delta, B.C.

NASDAQ Listing

On February 15, 2019, the Company received approval from the NASDAQ Stock Market (“NASDAQ”) to list its Common Shares, under the symbol “VFF” on NASDAQ. The Company’s Common Shares continue to be listed and traded on the TSX, also under the symbol “VFF”.

Formation of Village Fields Hemp

On March 1, 2019, the Company entered into a joint venture with Nature Crisp for the objective of outdoor cultivation of high percentage CBD hemp and CBD extraction in multiple states throughout the United States. VF Hemp is 65% owned by Village Farms and 35% owned by Nature Crisp. Under the terms of the Joint Venture Agreement, Village Farms will contribute approximately US$15 million in 2019 to VF Hemp for start-up costs and working capital. Capital investment for extraction capabilities is to be determined and dependent on the future decisions with respect to the locations of hemp production and the extraction operations.

In December 2018, the United States enacted the Agricultural Improvement Act of 2018 (the “2018 Farm Bill”). which excludes hemp from the schedule of U.S. federally controlled substances. Hemp is defined in the 2018 Farm Bill as the plant Cannabis sativa L. and any part, derivative or extract thereof (including CBD oil) with a THC concentration of not more than 0.3% on a dry weight basis. Cannabis plants, derivatives and extracts with a THC concentration greater than 0.3% remain controlled substances under U.S. federal law.

Potential Future Developments

The Company is constantly exploring and evaluating whether to produce certain higher margin alternative crops, such as hemp, as well as whether to market and distribute other fresh produce grown by third parties to the Company’s retail customer base.

As discussed above, the Company and VF Hemp will each likely be investing in CBD extraction. It is yet to be determined where the locations of the extraction facilities will be placed as it is dependent on the future decisions with respect to the locations of U.S. hemp production. Additionally, the types of extraction technology have not been chosen.

At this time, the Company has no plans to grow federally-prohibited cannabis with a THC concentration greater than 0.3% at its U.S. facilities or through VF Hemp or to participate or make investments until such time that it is federally legal to do so in the United States. The Company intends to provide further updates with respect to these matters should relevant additional information become available. See “Forward Looking Statements”.

INDUSTRY OVERVIEW

Greenhouse Vegetable Industry Overview

The North American Industry

The greenhouse vegetable industry in North America has experienced rapid growth over the past 20 years, particularly in the western regions of the United States, southwest British Columbia and southern Ontario in Canada, and concentrated areas in Mexico.

Mexico is the largest producer of greenhouse tomatoes, accounting for 57% of North American greenhouse vegetable sales, followed by Canada and the United States. Based on figures from 2016, greenhouse tomatoes accounted for over 45% tomato volume sold at retail stores in the United States. It is estimated that retail sales represent over 50% of the total fresh tomato market, including both field and hothouse grown. The balance of fresh tomato sales are to the food service industry, which is primarily serviced by field tomato producers.

The following table illustrates estimated greenhouse tomato area and production for the U.S., Mexico and Canada in 2016 (the most recent date for which this information is available):

Item	United States	Canada	Mexico[1]	Total North America
Greenhouse tomato production (millions of pounds)	645	609	2,400	4,312
Greenhouse tomato area (hectares)	680	591	14,000	15,271
Conversion: 1 hectare = 2.471 acres

[1]	The figures for Mexico include all protected crop most of which is a shadehouse rather than a greenhouse and is based on management estimates.

Sources:    The State of the N. American Hothouse Vergetable Industry, by Dr. Roberta Cook, March 2018; Greenhouse Consultants; and Perishables Group Freshfact, Nielsen Business Media, Inc.

Greenhouse Industry — United States

The majority of greenhouse vegetable producers in the United States are located in the southwestern and western states, where the growing conditions are more ideal for winter growing operations and in some areas year-round production. New greenhouse facilities have recently been completed in the United States and more are planned. These facilities will have lights to allow them to produce in the winter months. Producing in the winter months is advantageous as produce prices are generally higher, although with increasing Mexican production, seasonal fluctuations are decreasing. The majority of greenhouse tomatoes produced in the United States are used for domestic consumption. In addition, the United States imports a significant portion of its supply of greenhouse tomatoes from Canada and Mexico to meet domestic demand, it is estimated that Mexican greenhouse vegetables comprise between 50 to 60% of consumption in the United States. Producers in the United States benefit from high yields, consistent product quality, year-round supply and closer proximity to its customers.

Greenhouse Industry — Canada

Among the North American greenhouse vegetable producers, Canada is the largest supplier from April to October of each year. Several factors, including climatic advantages (cooler summer temperatures) and the proximity of greenhouse producers to consumer markets, contribute to Canada’s favourable positioning relative to the United States during that time period. The primary markets for greenhouse produce grown in British Columbia include the west and northwest regions of the United States, as well as western Canada, while the primary markets for Ontario produce include the east and central regions of the United States, as well as eastern Canada.

The strengths of the Canadian greenhouse vegetable industry include its high yields and consistent product quality. The main weakness of the Canadian greenhouse industry relates to its lack of production during the historically higher priced winter months. However, because of the high volume of tomatoes produced in Canada during the April to October growing season, profits generated during this time period generally are sufficient to sustain producers through the full year.

Greenhouse Industry — Mexico

Although Mexico was the last to enter the greenhouse tomato industry in North America, it has more greenhouse tomato acreage than the United States and Canada combined. It should be noted there is no formal definition of a “greenhouse” and a significant portion of the greenhouse acreage in Mexico is very low-tech, employing shade field structures. The product from the shade facilities is in some instances marketed as greenhouse-grown, which until the recent update on the Suspension Agreement between the United States and Mexico (as described above) was not in violation of any regulations, but for the State of California regulations, which has a definition of greenhouse for produce sold within the state. Average yields and product quality in Mexico are comparatively low, due to the wide range of greenhouse technologies. Currently, Mexican producers tend to grow and market during the winter months as they have sufficient light levels to grow and cooler temperatures during these months, although the trend towards more sophisticated greenhouses is permitting a longer growing season, as well as increased yields.

Management believes that Mexico’s industry, however, is often challenged by high heating costs, less experienced management, less developed infrastructure, higher distribution costs, inconsistent product quality and the lack of an experienced sales and marketing organization. Over the last several years, the greenhouse industry in Mexico has continued to make significant advances with respect to its growing expertise and ability to extend its growing season, which continues to put pressure on produce pricing.

Pricing

Prices for vegetables fluctuate depending upon availability of supply and consumer demand. Greenhouse vegetable producers typically command a higher price for their products compared to field producers, as a result of the vegetables’ consistent quality, taste, appearance and year-round availability. This higher price, combined with higher production yields for greenhouse produce, typically offset the higher costs associated with greenhouse production relative to field production. Production costs for greenhouse grown produce are generally higher due to greater energy, labour, infrastructure, technological requirements and more intense crop yields per acre. As the fresh produce market share of big box retailers increases, pricing is moving towards more contract pricing for six, nine or even twelve month periods reducing some of the traditional seasonal pricing. Contract pricing does not provide volume guaranties. Average pricing over the last five years has continued to slowly decrease in large part due to the increasing supply of greenhouse tomatoes.

Canadian Cannabis Industry Overview

Legal History of Medical Cannabis in Canada

Prior to October 17, 2018, the production, distribution, and use of cannabis for medical use was and had been legal in Canada since 2001, first under the federal Medical Marihuana Access Regulations, which established a legal regime for the licensing of cannabis producers and the sale of dried cannabis to registered patients pursuant to a medical document provided by a health care practitioner. The Medical Marihuana Access Regulations were later replaced with the Marihuana for Medical Purposes Regulations (“MMPR”), and then the ACMPR as a result of a decision by the Federal Court of Canada (the “Federal Court”) in Allard v. Canada. The Federal Court held that requiring individuals to obtain cannabis only from federal License Holders violated liberty and security rights protected by section 7 of the Canadian Charter of Rights and Freedoms. The Federal Court found that individuals who require cannabis for medical purposes did not have “reasonable access” under the MMPR regime. Accordingly, the ACMPR contemplated both access to medical cannabis through a License Holder or through personal production exemptions, thereby giving patients reasonable access to, and choice of, cannabis product. The ACMPR provided three possible alternatives for individuals with a medical need to access cannabis for medical purposes:

•	they can continue to access quality-controlled cannabis by registering with federal License Holders;

•	they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes (starting materials must be obtained from a License Holder); or

•	they can designate someone else who is registered with Health Canada to produce cannabis on their behalf (starting materials must be obtained from a License Holder).

Current Applicable Regulatory Regime

On October 17, 2018, the federal Cannabis Act and accompanying Regulations, including the Cannabis Regulations, the new IHR (together with the Cannabis Regulations, collectively, the “Regulations”), came into force, legalizing the production, distribution and sale of cannabis for adult non-medicinal (i.e. recreational) purposes, as well as incorporating the existing medical cannabis regulatory scheme under one complete framework.

On December 22, 2018, the Canadian federal government published draft regulations in the Canada Gazette, Part I, to expand the legally permitted categories of cannabis products and support the production and sale of edible cannabis, cannabis extracts and cannabis topicals. These draft regulations, among other things, outline the rules relating to packaging, labelling and advertising, shelf-stability, cannabinoid concentration levels, restrictions on ingredients, and production and sanitation standards for edible cannabis, cannabis extracts and cannabis topical products. The Canadian government has communicated its intention to bring the proposed amendments into force by October 17, 2019.

Pursuant to the federal regulatory framework in Canada, each province and territory may adopt its own laws governing the distribution, sale and consumption of cannabis and cannabis accessories within the province or territory. All Canadian provinces and territories have implemented or announced proposed mechanisms for the distribution and sale of cannabis for recreational purposes within those jurisdictions, and retail models vary between jurisdictions.

The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp. Part 14 of the Cannabis Regulations sets out the regime for medical cannabis following legalization, which is substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare provider continue to have access to cannabis, either purchased directly from a federally License Holder authorized to sell for medical purposes, or by registering to produce a limited amount of cannabis for their own medical purposes, or designating someone to produce cannabis for them.

Adult Use Cannabis

The Company intends to participate in the Canadian adult use market for cannabis in compliance with all applicable federal and provincial laws and regulations concerning the Canadian adult use cannabis market. The Cannabis Act and the Cannabis Regulations provide a licensing scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal use (i.e., adult recreational use). Transitional provisions of the Cannabis Act provide that every license issued under the ACMPR that is in force immediately before the day on which the Cannabis Act comes into force is deemed to be a license issued under the Cannabis Act, and that such license will continue in force until it is revoked or expires.

Below are additional highlights of the Cannabis Act:

•	Places restrictions on the amount of cannabis that individuals can possess and distribute, and on public consumption and use, and prohibits the sale of cannabis unless authorized by the Cannabis Act.

•

Permits individuals who are 18 years of age or older to cultivate, propagate, and harvest up to and including four cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

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Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

•	Permits the informational promotion of cannabis by entities licensed to produce, sell or distribute cannabis in specified circumstances to individuals 18 years and older.

•	Introduces packaging and labelling requirements for cannabis and cannabis accessories, and prohibits the sale of cannabis or cannabis accessories that could be appealing to young persons.

•	Provides the designated minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

•	Establishes a national cannabis tracking system to monitor the movement of cannabis from where it is grown, to where it is processed, to where it is sold.

•	Provides powers to inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

Licenses, Permits and Authorizations

The Cannabis Regulations establish the following classes of licenses:

•	license for cultivation;

•	license for processing;

•	license for analytical testing;

•	license for sale;

•	license for research; and

•	a cannabis drug license.

The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each sub-class therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and each sub-class. Licenses that were issued under the ACMPR are deemed to be licenses issued under the Cannabis Act. Licenses issued under the Cannabis Act have associated expiry dates and are subject to renewal requirements.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying “key positions”, directors, officers, individuals who exercise, or are in a position to exercise, direct control over the corporate licensee, and other individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals having a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, however, grant of security clearance to such individuals is at the discretion of the Minister and such applications are reviewed on a case-by-case basis.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain, to help prevent cannabis from being diverted to an illicit market or activity and to help prevent illicit cannabis from being a source of supply of cannabis in the legal market. Pursuant to the Ministry of Health’s Cannabis Tracking System Order (the “Order”), a holder of a federal license for cultivation, a license for processing or a license for sale for medical purposes that authorizes the possession of cannabis must report monthly to the Minister with specific information about their authorized activities with cannabis (e.g. cannabis inventory quantities), in the form and manner specified by the Minister. The Order also provides for monthly reporting by provincial bodies and provincially authorized private retailers of certain information in the form and manner specified by the Minister.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level, including the THC content. Currently, the Cannabis Act and Cannabis Regulations only permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. Edibles, cannabis extracts and cannabis topicals are not permitted for sale at present. The Canadian government has published proposed amendments to the Cannabis Regulations, which are not yet in force, to permit the production and sale of these additional classes of cannabis by holders of federal licenses specific for these product classes. The Canadian government has communicated its intention to bring the proposed amendments into force by October 17, 2019.

Packaging and Labeling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and safe consumption and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.

The Cannabis Regulations require all cannabis products to be packaged in a manner that is tamper-proof and child-resistant. Strict limitations are also imposed on the use of colours, graphics, and other special characteristics of packaging. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform colour. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element can be displayed. Such brand element must meet the same requirements noted above as the brand name, and if an image, it must be in a size equal to or smaller than surface area of the standardized cannabis symbol.

Health Products Containing Cannabis

Health Canada is taking a scientific, evidenced-based approach for the oversight of health products with cannabis that may be approved with health claims, including prescription and non-prescription drugs, veterinary drugs and medical devices. Under the current regulatory framework, health products are subject to the Food and Drugs Act (Canada) and its regulations, and may be additionally regulated by the Cannabis Act and the Cannabis Regulations. For many of these products, pre-market approval from Health Canada is required.

Provincial and Territorial Regulatory Framework for Recreational Cannabis

While the Cannabis Act provides for the regulation of the commercial production of cannabis and related matters by the federal government, the Cannabis Act provides the provinces and territories of Canada with authority to adopt their own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory, permitting for example, provincial and territorial governments to set lower possession limits for individuals and higher age requirements. Currently, each of the Canadian provincial and territorial jurisdictions has established the minimum age for cannabis use to be 19 years old, except for Québec and Alberta, where the minimum age is 18.

The provinces and territories are responsible for the establishment of a retail distribution system for adult use cannabis in their respective jurisdictions. All Canadian provinces and territories have implemented or announced proposed mechanisms for the distribution and sale of cannabis for recreational purposes within those jurisdictions, and retail models vary between jurisdictions. Provincial/territorial bodies act as intermediaries between entities licensed federally under the Cannabis Act and consumers, such bodies acting in some jurisdictions as exclusive cannabis wholesalers and distributors, and in some instances such bodies acting as exclusive retailers. The laws continue to evolve, and differences in provincial and territorial regulatory frameworks could result in, among other things, increased compliance costs, and increased supply costs.

Municipal and regional governments may choose to impose additional requirements and regulations on the sale of recreational cannabis, adding further uncertainty and risk to the company’s business. Municipal by-laws may restrict the number of recreational cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened.

There is no assurance that the provincial, territorial, regional and municipal regulatory frameworks and distribution models will remain unchanged, or that the Company will be able to navigate such changes in the regulatory frameworks and distribution models or conduct its intended business thereunder. See: “Risk Factors”.

Ontario: Pursuant to the Cannabis Act, 2017(Ontario), the distribution and retail sale of recreational cannabis is currently conducted through the OCRC, a subsidiary of the Liquor Control Board of Ontario. Recreational cannabis has been sold on-line through the OCRC-operated OCS platform, as of October 17, 2018.

On October 17, 2018, the Cannabis License Act, 2018 (Ontario) came into force and other legislation, including the Cannabis Act, 2017, the Ontario Cannabis Retail Corporation Act, 2017 and the Liquor Control Act were amended for the provincial regulation of the private retail sale of recreational cannabis. Ontario will allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019.

Current concepts of Ontario’s Cannabis License Act are as follows:

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Private retailers are required to obtain both a retail operator license and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator license. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store.

•

The Alcohol and Gaming Commission of Ontario is the government entity responsible for issuing retail store authorizations for privately run recreational cannabis stores. On December 13, 2018, the Government of Ontario announced that a temporary cap of 25 retail store authorizations was being imposed while cannabis supply stabilizes.

•	Retail store operators are only permitted to purchase cannabis from the OCRC, which may set a minimum price for cannabis or classes of cannabis.

•

Anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees is required to have a cannabis retail manager license.

•

Federal License Holders (and their affiliates) are limited to operating one retail cannabis store in the province, which must be located at the site listed on such producer’s federal license. A broad definition of affiliate is included in the regulations. An affiliate relationship exists if a corporation beneficially owns or controls voting shares, or securities that may be converted to voting shares, constituting more than 9.9% of voting rights. If a person, or group acting together, holds 50% voting control for the election of directors or market share of the corporation, they are considered affiliates. Additionally, an affiliate relationship may be established through involvement in a trust, partnership or joint venture, among others. The definition of affiliate may have the effect of restricting the ability of federal License Holders from effectively entering into the consumer retail market in Ontario.

•	Federal License Holders are prohibited from providing any material inducement to cannabis retailers for the purpose of increasing the sale of a particular type of cannabis.

•

Municipalities and reserve band councils were permitted to opt out of the retail cannabis market by resolution. Municipalities had until January 22, 2019 to pass such by-laws, and several municipalities have formally opted-out of the retail market. Municipalities that opted out can later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass bylaws providing for a further system of licensing over the retail sale of cannabis.

Manitoba: The Government of Manitoba has implemented a ‘‘hybrid model’’ for cannabis distribution, whereby supply is secured and tracked by the Manitoba Liquor and Lotteries Corp.; however, licensed private retail stores are also permitted to sell recreational cannabis.

Alberta: The Government of Alberta has implemented a cannabis framework providing for the purchase of cannabis products from private retailers that receive their products from a government-regulated distributor, the Alberta Gaming and Liquor Commission, similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

New Brunswick: All recreational cannabis is managed and sold through a network of tightly-controlled, stand-alone “Cannabis NB” stores managed by the Cannabis Management Corporation, a subsidiary of New Brunswick Liquor Corporation and is available for sale online through the Cannabis NB platform.

Quebec: All recreational cannabis is managed and sold by Société québécoise du cannabis (the “SQDC”) outlets and is available for sale online, the entire process controlled by the SQDC.

Newfoundland and Labrador: Recreational cannabis is sold through private stores, with the crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), issuing private retailer licenses and overseeing the distribution to private sellers who may sell to consumers. The NLC also controls the possession, sale and delivery of cannabis, and sets prices. NLC is also the online retailer, although licenses may later be issued to private interests.

Yukon: Similarly, the Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later licensing of private retailers.

Northwest Territories: The Northwest Territories Liquor Commission controls the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the commission. Communities in the Northwest Territories are able to hold a plebiscite to prohibit cannabis, similar to the options currently available to restrict alcohol.

British Columbia: Recreational cannabis is sold through both public and licensed privately operated stores, with the provincial Liquor and Cannabis Regulation Branch handling wholesale distribution.

Saskatchewan: The Government of Saskatchewan implemented a framework in which recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority is to issue a limited number of retail permits to private stores located in communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Nova Scotia: The Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only sold publicly through government-operated storefronts and online sales.

Prince Edward Island: Similar to Nova Scotia, Prince Edward Island requires cannabis to be sold publicly, through government stores and online, overseen by the Prince Edward Island Cannabis Management Corporation.

Nunavut: Nunavut allows for the sale of cannabis through both public and private retail and online. In Nunavut, a person can submit an application with the Nunavut Liquor and Cannabis Commission for a license to operate a cannabis store, remote sales store, or cannabis lounge.

Several of the provinces and territories have been actively working to secure supply agreements from existing federal License Holders. The Joint Venture has entered into supply agreements with the OCRC.

Industrial Hemp

The new IHR under the Cannabis Act replaced the previous Industrial Hemp Regulations under the Controlled Drugs and Substances Act (“CDSA”) as of October 17, 2018. The regulatory scheme for industrial hemp production largely remains the same, however the IHR permits the sale of hemp plants to licensed cannabis producers, and licensing requirements under the new IHR are softened in accordance with the lower risk posed by industrial hemp. The IHR defines industrial hemp as a cannabis plant, or any part of that plant, in which the concentration of THC is 0.3 % w/w or less in the flowering heads and leads.

United States Hemp Industry Overview

In December 2018, the passage of the 2018 Farm Bill removed hemp from the list of federally controlled substances, including products made with derivative extracts such as cannabinoid, or CBD, oil. Hemp is defined as plants containing less than 0.3% THC. Specifically, the Farm Bill allows the transfer of hemp-derived products across state lines for commercial or for other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law.

Although removed from the list federally, it must be removed by each state to allow farming and extraction. Under the 2018 Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that must be submitted to the Secretary of the U.S. Department of Agriculture (“USDA”). A state’s plan to license and regulate hemp can only commence once the Secretary of the USDA approves that state’s plan. In states opting not to devise a hemp regulatory program, the USDA will construct a regulatory program under which hemp cultivators in those states must apply for licenses and comply with a federally-run program. Texas has not passed a hemp bill as of the date of this report, but has a number of hemp bills proposed.

DESCRIPTION OF THE BUSINESS

Overview

The Company is one of the largest and longest operating vertically integrated greenhouse growers in North America. The Company’s vegetables are grown hydroponically (without the use of soil) in a glass enclosed, high technology environment using sophisticated computer systems to control irrigation, fertilizers, carbon dioxide, light, temperature, ventilation, humidity and other climatic factors. The Company’s tomatoes are produced by plants that have been selected for their taste, quality and other characteristics and are not genetically modified. The Company owns and currently operates a total of six produce greenhouse facilities, four in Texas and two in British Columbia. The Company operates an industry leading sales, distribution and marketing organization. In particular, the Company’s strategy focuses on forging strong customer relationships by servicing retailers on a year-round basis, and maintaining the highest standards of food safety.

The Company, through its subsidiary VFCE, owns and operates a 7 megawatt power plant that generates electricity.

Core Operating Principle

The Company’s core operating principle is to deliver fairness and satisfaction in its customer brand promise. Management strives to operate the business for optimal success by endeavoring to be:

•	a leading supplier of greenhouse grown produce in North America;

•	a producer of the highest quality product which adheres to the highest food safety standards;

•	a low cost producer;

•	a daily supplier to customers;

•	a provider of excellence in customer service and logistics;

•	enhancing investor value; and

•	an employer with a dynamic environment in which employees can grow and prosper.

Greenhouse Facilities and Products

All of the Company’s greenhouses use state of the art hydroponic technology and produce a combined estimated 90 to 100 million pounds of premium quality greenhouse tomatoes and cucumbers annually. All of the greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company continually evaluates its production facilities and has devised a planting strategy that optimizes its product mix.

The following table outlines the Company’s operating greenhouse facilities.

		Growing Area
Greenhouse Facility	Square Feet	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	2,527,312	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	1,684,874	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	1,272,294	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (2 greenhouses)	3,664,390	340,433	85	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes

Total	9,148,870	849,958	215

In January 2019, Pure Sunfarms exercised the $1 purchase option for the Delta 3 Greenhouse located in British Columbia that it had been leasing. Pure Sunfarms now owns one greenhouse in Delta, BC with approximately, 1,100,000 square feet.

The Company embraces sustainable agriculture and environmentally friendly growing practices by:

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utilizing integrated pest management techniques that use “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. This process includes regular monitoring techniques for threat identification, development of appropriate, tailored response strategies and the execution of these strategies;

•	capturing rainwater from some of its greenhouse roofs for irrigation purposes;

•	recycling water and nutrients during the production process;

•	growing plants in natural medium including coconut fibre and rock wool as opposed to growing in the soil and depleting nutrients; and

•	using dedicated environmental control computer systems which monitor and control almost all aspects of the growing environment thereby maximizing the efficient use of energy.

Sales, Marketing and Distribution

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of tomatoes on-the-vine, beefsteak, cocktail, grape, cherry tomatoes, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America) and cucumbers at its facilities. The Company, from its supply partners, also distributes and purchases premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the year ended December 31, 2018, the Company had an on-time delivery record of 98.4%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. Year-round production capability of the Company enhances customer relationships, resulting in more consistent pricing.

•

Quality and Food Safety. Sales are made directly to retailers which ensures control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

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Direct Sale to Retail Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Fred Meyer, Giant Eagle, HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Market Basket, Publix Super Markets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

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Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

The Company markets, sells and distributes all of its products, including products sold under exclusive marketing arrangements with its U.S., Canadian and Mexican greenhouse operations.

Production and Packaging Process

The production process for the Company’s west Texas facilities (Marfa and Fort Davis) starts in the spring. Raw materials purchased by the Company for its greenhouse operations include seeds, fertilizers and growing media purchased from several different suppliers. From May to June, the seeds purchased by the Company are grown by an independent third party contractor, which has specialized equipment and growing space, until the plants are approximately four to six weeks old, at which time they are transported to the Company’s Texas facilities. None of the Company’s plants or products are genetically modified. June through September, planting occurs in the greenhouses. From this point on, until the end of the season, plants are pruned to ensure that the optimal number of tomatoes are grown on each plant. Harvesting commences in September/October and generally continues until June of the following year.

The Company’s facility in Monahans, Texas, is based on the Company’s proprietary GATES® technology which is a state of the art technology that allows for a 12-month per year production. The greenhouse is fully enclosed and uses a proprietary system to cool the greenhouse even in the hot summer months. This facility grows cucumbers and tomatoes and is constantly planting and replanting to ensure a consistent level of production year-round, although as with any greenhouse summer production is higher due to longer daylight hours.

The production process in Canada for tomatoes is similar to the Company’s west Texas operations, although the timing for growing the seeds, planting, and harvesting occur at different times during the year. Specifically, from October to December, the seeds purchased by the Company’s Canadian operations are grown by an independent third party contractor. In December, planting occurs in the Company’s greenhouses. Harvesting commences in March and generally continues until late November of each year.

The tomatoes and cucumbers are vine-ripened and hand-picked for optimum taste and quality, at all of the Company’s facilities. Once harvested, products are sorted by grade and weight and packed for distribution to customers. The Company offers a variety of packaging for its tomatoes that are product and customer specific.

Product Development and Specialization

The Company is engaged in ongoing testing of new technologies and advanced growing systems, including test trials of new tomato varieties to determine whether they improve product quality, taste and production yields, or lower the cost of production. The Company tests these tomato varieties for their maturation period, resistance to disease, the size and quality of the tomatoes as well as the tomatoes’ shelf life and adaptability to seasonal changes in light. If a new variety shows promising characteristics, the Company will conduct a commercial trial where the new variety is planted on a larger scale, with performance results compared to the Company’s existing tomato varieties.

The Company launched its first exclusive tomato varieties in select retail accounts in late 2012. The initial reception, of one in particular – Mini San Marzano – has been well received and the Company has been expanding its production space to meet increasing retailer and consumer demand. Since 2012, the Company has entered into additional exclusive seed agreements in addition to Mini San Marzano. While none of the other exclusive tomato seed agreements has had the same success as Mini San Marzano, they have added to the uniqueness of the Company’s product offerings, which has resulted in new retail business.

Product Pricing

Prices for the Company’s products have historically followed a seasonal trend of higher prices during the first and fourth quarters of the calendar year and lower prices in the summer months. This historical trend is rapidly changing with the ever-increasing supply of Mexican production, which due to Mexican climate conditions is concentrated in the winter months, as well the increasing influence of big box retailers who operate off partial to full year pricing contracts. Going forward, assuming these trends continue, pricing is likely to become less seasonal than it has been in the past. The Company’s goal is to exceed industry average prices by continuing to develop long-term customer relationships, providing a favourable product mix, developing exclusive varieties and delivering logistic efficiencies.

Intellectual Property

The Company owns and has registered many trademarks and service marks in the United States as well as some in Canada and other jurisdictions. The following is a list of the key trademarks registered in the United States, the Company’s primary distribution market: Village Farms®, Delectable TOV®, From Our House To Your Home®, Hydrobites®, Mini Sensations®, Sinfully Sweet Campari®, Savory Roma®, Lip-Smackn’ Grape®, Heavenly Villagio Marzano®, Cherry No. 9®, Cabernet Estate Reserve®, BC Grown Logo®, Texas Grown Logo®, Good for the Earth ®, Village Farms Greenhouse Grown ®, Scrumptious Mini®, Sweet Bells® and Village Fields®.

Competition

The market for premium greenhouse grown produce is highly competitive. In addition to other domestic and foreign greenhouse producers, the Company competes with producers of field grown tomatoes that generally have prices substantially below those of greenhouse-grown tomatoes. Competition from producers in Mexico has increased due to increased acreage, improved yields due to the use of improved technology and low labour rates as well as a result of the North American Free Trade Agreement. The new United States-Mexico-Canada Agreement, which was signed on November 30, 2018 but not yet ratified, did not provide any changes or assistance to the greenhouse produce industry. See “General Development of the Company” for further information on Mexican tomato supplies.

The Company’s greenhouse vegetable competitors are located primarily in the United States, Canada and Mexico. Four of the larger North American greenhouse producers/distributors competing with the Company are Mastronardi Produce Ltd., Windset Farms Inc., Houweling Nurseries Ltd and Mucci Farms Ltd.

Offsetting the competitive pressures faced by the Company are substantial barriers to entry in North America related to the sizeable initial capital outlay requirements of a modern greenhouse, significant ramp up time, the need for operational expertise and capable sales, marketing and distribution abilities.

Employees

The Company has approximately 1,000 employees and contract workers, the majority of whom are employed in the Company’s greenhouse operations. None of the employees are covered by a collective bargaining agreement. In the opinion of Management, the Company enjoys a good working relationship with its employees.

Capital Expenditures

During the year ended December 31, 2018, the Company spent approximately $2.2 million on capital assets (2017—$1.7 million). During the year ended December 31, 2017, the capital expenditures were used for improvements to existing facilities, distribution centres or information technology systems or hardware.

For the foreseeable future, Management estimates that average annual maintenance capital expenditures on its tomato greenhouse facilities will be approximately $2.0-$3.0 million per year. This amount will consist mainly of technological upgrades, ongoing repairs of growing systems and improvements to existing facilities. In addition to maintenance capital expenditures, the Company incurs ongoing repair and maintenance costs which are expensed as incurred and therefore not included in capital expenditures. These expenses averaged $2.2 million per year during the last three fiscal years.

During 2019, Management anticipates capital investment spending for its produce facilities to be between $2.0 million and $3.0 million.

The Company will make contributions to VF Hemp of approximately US$15 million of cash depending on the final completion. Capital investment for extraction capabilities is to be determined and dependent on the future decisions with respect to the locations of hemp production and the extraction operations.

The Company may make additional cash contributions to Pure Sunfarms in the next twelve months if the conversion of a second greenhouse for cannabis production is requested by Pure Sunfarms.

Energy Management Strategy

The Company employs the following energy management strategy:

•

when feasible, contract for forward purchases of natural gas at favourable rates. At this time, due to the expectation of low natural gas pricing for the foreseeable future, no forward purchase contracts are in place;

•

develop techniques to reduce the use of natural gas. The Company has installed energy screens in all of its U.S. greenhouse facilities and most of its Canadian greenhouse facilities and has experienced a substantial reduction in gas usage;

•	continue to investigate methods to extract food grade CO2 from the landfill gas at the Delta, BC greenhouse facilities;

•	continue to investigate alternate fuels, such as biomass or woodwaste; and

•	continue to investigate the concept of closed greenhouses and the use of geothermal energy.

Foreign Exchange Strategy

The Company’s reporting currency is the U.S. dollar to more accurately represent the economic environment in which it operates.

For the 2019 fiscal year, it is expected that approximately 80% of the Company’s produce costs will be incurred in U.S. dollars, and approximately 85% of its produce revenues will be earned in U.S. dollars. The Joint Venture is solely a Canadian operation, as such all of its costs and revenues are in Canadian dollars. As a result, Management believes that the Company is benefiting from a “matching” of revenues and expenses by currency within its various operations. The Company also has the ability to enter into foreign exchange contracts and foreign exchange options for the purchase of Canadian dollars in order to reduce the risks of exchange rate fluctuations affecting the level of Canadian dollars needed for Canadian operations, as well as the purchase of Euros affecting both its Canadian and U.S. operations.

Environmental and Regulatory Matters

Greenhouse operations in the United States are subject to numerous environmental laws and regulations, including the Food Quality Protection Act of 1996, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act.

The Company’s U.S. greenhouse operations are subject to regulations enforced by, among others, the U.S. Food and Drug Administration (“FDA”) and the United States Department of Agriculture (“USDA”). The FDA enforces statutory standards regarding the branding and safety of food products and determines the safety of food substances in the United States. The USDA sets standards for raw produce and governs its inspection and certification. Under the Perishable Agricultural and Commodities Act, the USDA exercises broad control over the marketing of produce in domestic and foreign commerce, sets standards of fair conduct as to representations, sales, delivery, shipment and payment for goods, and regulates the licensing of produce merchants and brokers. The Company’s U.S. growing operations are also subject to oversight by the U.S. Environmental Protection Agency regarding the use of fertilizers and pesticides protection.

Similar to the U.S. regulatory requirements described above, the Company’s Canadian operations are subject to various general commercial regulations, including those relating to food safety, packaging and labelling, occupational health and safety, phyto sanitary certificates for cross border shipments, product source and re call capability, and anti bioterrorism measures for cross border shipments.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

The Natural Products Marketing (BC) Act (the “Act”) and certain federal orders issued under the Agricultural Products Act (Canada) give the British Columbia provincial government the authority to regulate the marketing and production of specific agricultural products. The British Columbia Marketing Board (“BCMB”) was created in 1935 to supervise and regulate marketing boards and commissions created under the Act. Independent of government, the BCMB’s primary mandate today is to administer the regulated marketing legislation in the public interest. The BCMB has three principal responsibilities: supervising all marketing boards and commissions; hearing appeals from organizations or persons who are dissatisfied or aggrieved by a decision of a marketing board or commission; and acting as a signatory to federal provincial agreements that govern the marketing of some regulated products.

British Columbia Vegetable Marketing Commission

The BCVMC has responsibility for promoting and regulating the production, transportation, packing, storage and marketing of regulated vegetables in British Columbia. It also requires greenhouse growers to market through agencies licensed by the BCVMC to encourage the orderly distribution of regulated products. The BCVMC has the right to regulate the time and place at which, and to designate the agency through which, a regulated product must be produced, packed, stored, transported or marketed, and can also determine the manner of distribution, the quantity and the quality, grade or class of these products. It can also (but in the case of greenhouse tomatoes and bell peppers currently does not) set the prices at which a regulated product or a grade or class of it may be bought or sold in British Columbia.

Agency and Producer Licenses

The BCVMC issues licenses to agencies and producers in British Columbia on an annual basis by way of general orders passed by the BCVMC. Licensed agencies are authorized to purchase greenhouse vegetables from licensed producers and to market those vegetables within British Columbia and for interprovincial or export trade. The Company, through one its Canadian subsidiaries, has been authorized to buy and sell produce grown in British Columbia since February 6, 2007.

Licensed producers, such as VF Canada LP, operate the facilities in which greenhouse vegetables are produced and must be a member of an agency licensed by the BCVMC. Only producers licensed by the BCVMC can sell their products to an agency licensed by the BCVMC.

Quota

Each year, VF Canada LP is allocated a quota by the BCVMC to plant a specified number of square metres of its greenhouses with a particular crop. There are no restrictions on the amount of product that VF Canada LP can produce in its allocated quota area. The table below summarizes VF Canada LP’s allocations since 2017 at the start of each year:

(square metres)	2019	2018	2017
Tomatoes on-the-vine	106,851	89,082	165,082
Beef tomatoes	93,318	68,110	98,784
Specialty tomatoes	127,400	170,377	176,694

Total	327,569	327,569	440,560

VF Canada LP retains the right to be allocated the same amount of quota for each subsequent crop year. However, VF Canada LP can, and often does, apply for changes in specific quota allocations to optimize product mix and improve financial returns.

CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per Common Share at such meetings (other than meetings at which only the holders of another class of shares are entitled to vote separately as a class). The Common Shares entitle the holders thereof to receive, in any year, dividends on the Common Shares as and when declared by the board of directors of the Company, provided that payment of such dividends is not prohibited under law and after payment of any applicable amounts to which holders of any Preferred Shares may be entitled. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment of or other proper provision for all of the liabilities of the Company and the payment of any amounts payable to holders of the Preferred Shares, the holders of the Common Shares will be entitled to share pro rata in all remaining property or assets of the Company.

The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such shareholder’s interest in such Common Shares (other than through a CDS Participant) may be limited due to the lack of a physical Common Share certificate.

The Company has the option to terminate the registration of the Common Shares through the book entry system in which case definitive certificates for the Common Shares in fully registered form would be issued to beneficial owners of such Common Shares or their nominees.

Special Shares

The holders of Special Shares are entitled to one vote for each Special Share held at all meetings of shareholders of the Company other than meetings at which only the holders of another class of shares are entitled to vote separately as a class; provided that in no event shall the votes attached to the Special Shares exceed 45% of the votes otherwise attached to the Common Shares and Special Shares then outstanding. In certain circumstances, the holders of Special Shares will not be entitled to vote separately as a class and will not be entitled to dissent. The holders of Special Shares will not be entitled to share in any distribution of the property or assets of the Company upon the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The provisions of the Special Shares cannot be modified by the Company without first obtaining, by separate affirmative vote, two-thirds of the votes cast at a meeting of the holders of the shares of such class.

The holders of Special Shares are not entitled to receive any dividends. The Company has redeemed all of the Special Shares that were previously issued and outstanding.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Company’s board of directors will fix the number of Preferred Shares, as well as the designation, rights, privileges, restrictions and conditions for each series of Preferred Shares that may be issued, subject to the Company filing the applicable articles of amendment under the CBCA. Preferred Shares will have preference over Common Shares with respect to the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, be it voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. Preferred Shares will have no right to vote on shareholder matters, subject to certain exceptions. No changes to the provisions of the Preferred Shares may be made without the approval of the holders of the Preferred Shares.

Warrants

In conjunction with the formation of Pure Sunfarms, on June 27, 2017 the Company issued 300,000 common share purchase warrants to an affiliate of a Canadian financial institution as partial consideration for services provided in respect thereof. Each such warrant entitles the holder to purchase one Common Share at an exercise price of CA$2.07 and is exercisable up to June 6, 2020.

Retained Interest of Michael DeGiglio

Pursuant to the terms of the Securityholders’ Agreement, the Company has granted to its Chief Executive Officer, Michael DeGiglio certain pre-emptive rights, as well as “demand” and “piggy back” registration rights, which will enable Mr. DeGiglio to require the Company to file a prospectus (in the case of a demand registration) and otherwise assist with a public offering of Common Shares, subject to certain limitations. In the event of a “piggy back” offering, the Company’s financing requirements are to take priority. Subject to the approval of the TSX, in the event that the Company decides to issue equity securities or securities convertible into or exchangeable for equity securities of the Company other than to officers, employees, consultants or directors of the Company or any subsidiary of the Company pursuant to a bona fide incentive compensation plan, the Securityholders’ Agreement provides, among other things, Michael DeGiglio with pre-emptive rights to purchase such number of newly issued equity securities in order to maintain his pro rata ownership interest in the Company.

Book Entry System

Registration of interests in and transfers of the Common Shares are made only through the book entry system administered by CDS. Common Shares must be purchased, transferred and surrendered for redemption through a shareholder’s applicable CDS Participant. All rights of shareholders must be exercised through, and all payments or other property to which such shareholder is entitled will be made or delivered by, CDS or the CDS Participant through which the shareholder holds such Common Shares. Upon the purchase of any Common Shares, a shareholder will typically receive only a customer confirmation from their applicable CDS Participant through which the Common Shares were purchased.

The Common Shares are traded on the Nasdaq Stock Market under the symbol “VFF.” Settlement of any of the Common Shares take place through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities. Each person owning Common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of Common Shares.

Financial Year End

The fiscal year end of the Company is December 31.

CREDIT FACILITIES

Credit Facilities

On March 28, 2013, the Company entered into a new term facility among VF Canada LP (the “Borrower”), certain affiliates of the Borrower, as guarantors, and Farm Credit Canada (the “Term Loan”). On March 24, 2016, the Term Loan was amended. The following summary describes the current provisions of the Term Loan. The Term Loan matures on May 1, 2021. The current balance of the Term Loan is $33,615,281. Subject to acceleration upon an event of default, the outstanding balance of the Term Loan will be payable by way of monthly instalments of principal and interest based on an amortization period of 15 years, with the balance of the term loans and all unpaid accrued interest to be paid in full at maturity. The Term Loan is subject to annual financial covenants as well as other positive and negative covenants typical for this type of loan. The Term Loan is a LIBOR borrowing plus a margin based on the prevailing coverage ratio at each reporting date. The interest rate as at the date of this annual information form was 7.233% per annum.

In addition to the Term Loan described above, the Company also has an operating credit facility with a Canadian chartered bank (the “Bank”). This revolving operating loan of up to CA$13,000,000 is at variable interest rates with a maturity date of October 12, 2021 (the “Operating Loan”). The borrowing base is based on 90% of current accounts receivable less priority claims. As at December 31, 2018 $2,000,000 was outstanding (December 31, 2017 – $nil) which is available to a maximum of CA$13,000,000, less two outstanding letters of credit of US$261,000 and CA$38,500. Interest on amounts borrowed is calculated by way of Prime Rate, US Prime Rate, Base Rate or LIBOR plus a margin. It is the Company’s choice on how it will borrow, and all undrawn funds are charged a stand-by fee of 0.375% per annum. As of the date of this annual information form, the outstanding balance of the Operating Loan is $4,000,000.

On September 26, 2014, the Company’s subsidiary, VFCE, entered into a loan agreement with the Bank (the “VFCE Loan”). The VFCE Loan is a non-revolving fixed rate loan of CA$3.0 million, has a maturity date of June 30, 2023, a fixed interest rate of 4.98% per annum, and monthly payments of CA$36,135 which commenced in January 2015. As of the date of this annual information form, the outstanding balance of the VFCE Loan is approximately $1.4 million.

As security for the borrowings, the Company has provided, among other things, promissory notes, a first mortgage on one of the greenhouse properties, and general security agreements over its assets. The borrowings are subject to certain positive and negative covenants customary for loans on terms similar to the Credit Facilities. The Company and certain of its direct and indirect subsidiaries, including APDI, have provided full recourse guarantees of the Credit Facilities and have granted security therefore. As at December 31, 2018, and through March 13, 2019, the Company was in compliance with all covenants.

RISK FACTORS

The risks and uncertainties described below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not currently known to Management or that Management currently deems immaterial also may impair the operations of the Company. If any of the following risks actually occur, the Company’s business, results of operations and financial condition, could be adversely affected.

Risks Relating to the Company

Product Pricing

The greenhouse vegetable industry is highly competitive and sensitive to changes in the price of greenhouse tomatoes, bell peppers and cucumbers. The price of greenhouse produce is affected by many factors including supply and demand, negotiations between buyers and sellers, quality and general economic conditions, all of which could have a material adverse effect on the financial condition of the Company. Demand for the Company’s products is subject to fluctuations resulting from adverse changes in general economic conditions, evolving consumer preferences, nutritional and health-related concerns and public reaction to food spoilage or food contamination issues. General supply of tomatoes, bell peppers and cucumbers is subject to fluctuations relating to weather, insects, plant disease and changes in greenhouse acreage. There can be no assurance that consumption will increase or that present consumption levels will be maintained. If consumer demands for greenhouse produce decreases, the Company’s financial condition and results of operations may be materially adversely affected.

Maintain Profitability

The Company’s ability to generate net earnings is based, in part, on its ability to maintain its low cost structure to sustain its EBITDA margins. These margins are dependent upon the Company’s ability to continue to profitably sell produce and to be the supplier of choice to its customers. The failure to develop and successfully adapt new products at favourable margins or an increase in cost of goods or operating costs could have a material adverse effect on the financial condition, results of operations, and cash available.

A principal objective of the Company is to pursue operational efficiencies. Profitability depends in significant measure on its ability to, among other things, successfully manage, identify and implement operational efficiencies. There can be no assurance that the Company will be successful in managing its cost control and productivity improvement measures.

Risks Inherent in the Agricultural Business

The Company’s revenue involves the growing of greenhouse produce, an agricultural product. As such, the Company is subject to the risks inherent in the agricultural business, such as weather, insects, plant and seed diseases and similar agricultural risks. Although the Company grows its products in climate-controlled greenhouses, carefully monitors the growing conditions within its greenhouses and retains experienced production personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Natural Catastrophes

The Company’s operations may be adversely affected by severe weather including wind, snow, hail and rain, which may result in its operations having reduced harvest yields due to lower light levels, or a more catastrophic event as occurred at the Company’s Marfa, Texas facilities on May 31, 2012, when it lost all three of its operating greenhouses to a short but powerful hail storm. Although the Company anticipates and factors in certain periods of lower than optimal light levels, extended periods of severe or unusual light levels may adversely impact its financial results due to higher costs and missed sales opportunities arising from reduced production yields.

The Company’s business operations, some of which are located on the British Columbia coast, are located in an area that is geologically active and considered to be at risk from earthquakes. The Company’s earthquake deductible is 10% of the Company’s loss caused by the earthquake, subject to a maximum deductible of CA$5,000,000.

Climate change over time is predicted to lead to changes in the frequency of storm events as well as their severity. The Company is unable to predict the impact of climate change on its business.

While the Company maintains insurance coverage, it cannot predict that all potential insurable risks have been foreseen or that adequate coverage is maintained against known risks.

Covenant Risk

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result there from. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, or (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its Common Shares. See also “Risk Factors—Dependence Upon Credit Facilities”.

Dependence Upon Credit Facilities

The Company is subject to fluctuations in its working capital on a month to month basis. Consistent with its past practice, the Company may draw down on revolving credit facilities available under its Operating Loan. There can be no assurance that the Company will continue to have access to appropriate credit facilities on reasonable terms and conditions, if at all. An inability to draw down upon credit facilities could have a material adverse effect on the Company’s business, financial condition and results of operations.

Labour Availability

The Company’s operations are labour intensive, particularly during peak harvest months. In Canada, most of the Company’s labour is supplied by contract labour suppliers on short-term contracts and workers hired through the Seasonal Agriculture Workers Program. There can be no assurance that the Company will be able to source sufficient skilled labourers in the future. In the case of the facilities in west Texas, a portion of the Company’s labour is documented workers in Mexico who cross the U.S. border on a daily basis into Texas. There can be no assurance that the Company would not be impacted by any decision relating to control of the U.S./Mexico border. In the case of the facility in Monahans, Texas it is situated in the middle of the Texas oil and gas patch and finding and retaining farm workers at affordable rates is an ongoing challenge. Any shortage of such labour could restrict the ability of the Company to operate its greenhouses and to distribute its product to its customers.

Efforts by labour unions to organize the Company’s employees could divert management attention away from regular day-to-day operations and increase the Company’s operating expenses. Labour unions may make attempts to organize the Company’s non-unionized employees. Management is not aware of any activities relating to union organizations at any of its greenhouse facilities. Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. If the Company is unable to negotiate acceptable collective bargaining agreements, it may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, the Company’s operating expenses could increase significantly, which could have a material adverse effect on its financial condition, results of operations and cash flows.

Mexican Trade agreement

On February 6, 2019, the U.S. Department of Commerce announced its intent to withdraw from the Tomato Suspension Agreement. By statute, 90 days’ notice of withdrawal must be given to the other parties, following which withdrawal from the Tomato Suspension Agreement can occur on May 7, 2019. If a new agreement is not reached by May 7, 2019, tomato imports from Mexico will have duties of 17.56% imposed. The duty will be charged to the U.S. importer of record and must be paid to release goods from Customs. This additional demand on the cash and related strain on capital could hinder the Company’s ability to cross enough product to satisfy customers’ demand in the U.S. For the year ended December 31, 2018, the pounds imported from Mexico account for approximately 12% of total pounds sold.

Competition

The greenhouse vegetable industry in North America is highly competitive. The Company faces competition from numerous greenhouse operators throughout North America and, to a lesser extent, Europe. Some of the Company’s competitors have strong economic resources and are well established as suppliers to the markets in which the Company’s products are sold. Accordingly, such competitors may be better able to withstand volatility within the industry and challenging economic times due to retaining greater operating and financial flexibility than the Company. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that such competition will not have a material adverse effect on the Company’s financial condition and results of operations and the amount of cash available for distribution to shareholders.

Transportation Disruptions

Due to the perishable and premium nature of the Company’s products, the Company depends on fast and efficient road transportation to distribute its product. Any prolonged disruption of this transportation network could have an adverse effect on the Company’s financial condition and results of operations.

Key Executives

The Company depends heavily on each member of its management team and the departure of a member of management could cause its operating results to suffer. The future success of the Company will depend on, among other things, its ability to keep the services of these key executives and to hire other highly qualified employees at all levels. The Company will compete with other potential employers for employees, and it may not be successful in hiring and retaining the services of executives and other employees that it requires. The loss of the services of, or the Company’s inability to hire, executives or key employees could hinder its business operations and growth.

Uninsured and Underinsured Losses

The Company maintains at all times insurance coverage in respect of potential liabilities of the Company and the accidental loss of value of the assets of the Company from risks, in those amounts, with those insurers, and on those terms as Management considers appropriate to purchase and which is readily available, taking into account all relevant factors including the practices of owners of similar assets and operations, as well as costs.

Not all risks are covered by insurance or the insurance may have high deductibles, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis, or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of the Company and loss payments may not be as timely and responsive as the Company’s working capital needs require. In particular, damage caused by an accidental or natural disaster to any or all of the Company’s key production facilities may result in significant replacement costs and loss of business that may not be fully recoverable or is subject to a high deductible (such as an earthquake in British Columbia) under any insurance policy.

The Company does not carry crop loss or cyber security insurance.

Governmental Regulations

The Company’s operations are governed by a broad range of federal, state, provincial and local environmental, health and safety laws and regulations, permits, approvals, and common law and other requirements that impose obligations relating to, among other things: worker health and safety; the release of substances into the natural environment; the production, processing, preparation, handling, storage, transportation, disposal, and management of substances (including liquid and solid, non-hazardous and hazardous wastes and hazardous materials); and the prevention and remediation of environmental impacts such as the contamination of soil and water (including groundwater). Failure by the Company to comply with applicable laws, rules, regulations and policies may subject the Company to civil or regulatory proceedings, including fines, injunctions, administrative orders or seizures, which may have a material adverse effect on the Company’s financial condition and results of operations. Also, as a result of the above requirements, the Company’s operations and ownership, management and control of property carry an inherent risk of environmental liability (including potential civil actions, compliance or remediation orders, fines and other penalties), including with respect to the disposal of waste and the ownership, management, control or use of transport vehicles and real estate. Compliance with all such laws and future changes to them is material to the Company. The Company has incurred and will continue to incur significant capital and operating expenditures to comply with such laws. Future discovery of previously unknown environmental issues, including contamination of property underlying or in the vicinity of the Company’s present or former properties or manufacturing facilities, could require the Company to incur material unforeseen expenses. All of these risks and related potential expenses may have a material adverse effect on the Company’s financial condition and results of operations.

Product Liability

As a producer of food products, the Company is subject to potential product liabilities connected with its operations and the marketing and distribution of vegetable products, including liabilities and expenses associated with contaminated or unsafe product. There can be no assurance that the insurance against all such potential liabilities maintained by the Company will be adequate in all cases. In addition, even if a product liability claim was not successful or was not fully pursued, the negative publicity surrounding any such assertion could harm the Company’s reputation with its customers. The consequences of any of the foregoing events may have a material adverse effect on the Company’s financial condition and results of operations.

Cyber Security

Cyber security has become an increasingly problematic issue for issuers and businesses in Canada and around the world, including the Company. Cyber-attacks against organizations of all sizes are increasing in sophistication and are often focused on financial fraud, compromising sensitive data for inappropriate use or disrupting business operations. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of the Company’s information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can include gaining unauthorized access to information systems to disrupt operations, corrupt data or steal confidential information. As the Company’s reliance on technology has increased, so have the risks posed to its systems. The Company’s primary risks that could directly result from the occurrence of a cyber-incident include operational interruption, damage to its reputation, damage to the Company’s business relationships, disclosure of confidential information regarding its employees and third parties with whom the Company interacts, and may result in negative consequences, including remediation costs, loss of revenue, additional regulatory scrutiny and litigation. The Company has implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as its increased awareness of a risk of a cyber-incident, do not guarantee that its financial results will not be negatively impacted by such an incident.

Vulnerability to Rising Energy Costs

The Company’s greenhouse operations consume considerable energy for heat and carbon dioxide production, and are vulnerable to rising energy costs. Energy costs have shown volatility, which has and may continue to adversely impact the Company’s cost structure. Should the cost of energy rise, and should the Company face difficulties in sustaining price increases to offset the impact of increasing fuel costs, gross profit margins could be adversely impacted. See “Description of the Business — Energy Management Strategy”.

Risks of Regulatory Change

The Company is subject to extensive laws and regulations with respect to the production, handling, distribution, packaging and labelling of its products. Such laws, rules, regulations and policies are administered by various federal, state, provincial, regional and local health agencies and other governmental authorities. Changes to any of these laws and regulations could have a significant impact on the Company. There can be no assurance that the Company will be able to cost effectively comply with future laws and regulations. Failure by the Company to comply with applicable laws and regulations may subject the Company to civil or regulatory proceedings, including fines, injunctions, recalls or seizures, which may have a material adverse effect on the Company’s financial condition and results of operations. In addition, the Company voluntarily submits to guidelines set by certain private industry associations. Failure to comply with such guidelines or to adopt more stringent guidelines set by such associations in the future may result in lower sales in certain retail markets and may adversely affect the Company’s financial condition and results of operations. Among the regulations to which the Company is subject are those administered by the BCVMC. The BCVMC grants each licensed producer that it regulates an annual quota to produce specified products in a given year. The BCVMC also has the authority to set the prices at which a regulated product may be bought or sold in British Columbia. There can be no assurance that the BCVMC will not alter its quota allocation policy or that the BCVMC will not introduce pricing restrictions in a manner that could adversely affect the Company’s financial condition and results of operations. There can be no assurance that a modification of the current regulatory schemes will not have an adverse effect on the Company’s financial condition, results of operations.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect operational results and profitability.

Risks Associated with Cross-Border Trade

The Company’s Canadian and U.S. product is actively sold cross-border. Markets in the United States and other countries may be affected from time to time by trade rulings and the imposition of customs, duties and other tariffs. There can be no assurance that the Company’s financial condition and results of operations will not be materially adversely affected by trade rulings and the imposition of customs duties or other tariffs in the future. Furthermore, there is no assurance that further trade actions will not be initiated by U.S. producers of greenhouse or field grown vegetables. Any prolonged disruption in the flow of the Company’s product across the U.S.-Canada border could have an adverse effect on the Company’s financial condition and results of operations.

Retail Consolidation

The Company’s top ten customers accounted for approximately 62% of total revenue for the years ended December 31, 2018 and 2017. As a result of continuing retail consolidation, the Company’s U.S. retail customers grow larger and become more sophisticated enabling them to demand lower pricing, special packaging or varieties as well as increased promotional programs. If the Company is unable to use its scale, marketing expertise and market leadership position to respond to these trends, it may have a material adverse effect on its financial condition and results of operations.

Foreign Exchange Exposure

The Company estimates that approximately 85% of its sales will be recorded in U.S. dollars; as such it is necessary to convert U.S. dollars to Canadian dollars and Euros to pay for some of its production and overhead costs. Any foreign currency hedge arrangements that the Company has entered into may not protect it against any losses which may occur as a result of a fluctuation in the U.S./Canadian dollar or U.S./Euro exchange rates. As a result, such fluctuations may have an adverse impact on the Company’s financial results and the amount of free cash flow available for distribution to shareholders.

Technological Advances

It is possible that more economical or efficient greenhouse production technology than what is currently used by the Company will be developed, thereby potentially adversely affecting the Company’s competitive position.

Accounting Estimates

The Company will be required to make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of its assets and liabilities at the date of the financial statements and the reported amounts of its operating results during the periods presented. Additionally, the Company will be required to interpret the accounting rules in existence as of the date of the financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if auditors or regulators subsequently interpret the Company’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on its operating results for the period or periods in which the change is identified. The Company historically carried its land at historical cost. As at December 31, 2016, the Company has changed its policy so that land is now measured at fair value. The land will be revalued every three years. Subsequent adjustments to land value or changes in other accounting estimates could require the Company to restate its financial statements. A restatement of the Company’s financial statements could result in a material change in the price of the Common Shares.

Growth

The Company may not be able to successfully manage its growth. The Company’s growth strategy will place significant demands on its financial, operational and management resources. In order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. The Company may not be able to locate and train qualified personnel, or do so on a timely basis, or expand its operations and systems to the extent, and in the time, required.

Intellectual Property

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of the Company’s future success. It is possible that the Company will not be able to register, maintain registration for or enforce all of its intellectual property, including trademarks, in all key jurisdictions. The intellectual property registration process can be expensive and time-consuming, and the Company may not be able to file and prosecute all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner or may obtain intellectual property registrations which are invalid. It is also possible that the Company will fail to identify patentable aspects of inventions made in the course of their development and commercialization activities before it is too late to obtain patent protection for them. Further, changes in either intellectual property laws or interpretation of intellectual property laws in Canada, and other countries may diminish the value of the Company’s intellectual property rights or narrow the scope of its intellectual property protection. As a result, the Company’s current or future intellectual property portfolio may not provide it with sufficient rights to protect its business, including its products, processes and brands.

Termination or limitation of the scope of any intellectual property license may restrict or delay or eliminate the Company’s ability to develop and commercialize its products, which could adversely affect its business. The Company cannot guarantee that any third-party technology it licenses will not be unenforceable or licensed to its competitors or used by others. In the future, the Company may need to obtain licenses, renew existing license agreements in place at such time or otherwise replace existing technology. The Company is unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, brands and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying the unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries and black market participants, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks or other intellectual property rights or other proprietary know-how, or those it licenses from others, or arrangements or agreements seeking to protect the same for the Company’s benefit, may be found invalid, unenforceable, anti-competitive or not infringed; may be interpreted narrowly; or could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that the Company’s products, or those it licenses from others, infringe on their intellectual property, including their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that it has infringed on their lawful rights. Such licenses may not be available on terms acceptable to the Company, or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that the Company does not own.

The Company also relies on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. The Company’s trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors, which could adversely affect the Company.

Risks Relating to VF Hemp and U.S. Hemp Operations

State Legalization

VF Hemp’s business involves the growing of hemp. Although the 2018 Farm Bill removed hemp (as defined in the bill) from the list of U.S. federally controlled substances, each state and Indian tribe may choose whether to regulate hemp production within its jurisdiction and whether to remove hemp from its definition of controlled substances. There can be no assurance that this will happen in states in which VF Hemp attempts to operate or if removed by the state, that VF Hemp will be licensed (if required) in those states.

For the Company to commence hemp operations in its Texas greenhouse facilities, the Texas legislature must pass legislation removing hemp from the state’s controlled substances list as well as implement regulations to permit the cultivation and distribution of hemp in Texas.

FDA and USDA regulation

CBD derived from hemp as defined in the 2018 Farm Bill may be subject to various laws relating to health and safety. Specifically, CBD may be governed by the U.S. Food Drug and Cosmetic Act (“FD&C Act”) as a drug. The FD&C Act is intended to assure the consumer, in part, that drugs and devices are safe and effective for their intended uses and that all labeling and packaging is truthful, informative and not deceptive. The FD&C Act and FDA regulations define the term drug, in part, by reference to its intended use, as “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease” and “articles (other than food) intended to affect the structure or any function of the body of man or other animals.” Therefore, almost any ingested or topical or injectable product that, through its label or labeling (including internet website, promotional pamphlets, and other marketing material), is claimed to be beneficial for such uses will be regulated by the FDA as a drug. The definition also includes components of drugs, such as active pharmaceutical ingredients. The FD&C Act defines cosmetics by their intended use, as “articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body…for cleansing, beautifying, promoting attractiveness, or altering the appearance.” See FD&C Act, sec. 201(i). Among the products included in this definition are skin moisturizers, perfumes, lipsticks, fingernail polishes, eye and facial makeup preparations, cleansing shampoos, permanent waves, hair colours and deodorants, as well as any substance intended for use as a component of a cosmetic product. Under the FD&C Act, cosmetic products and ingredients with the exception of colour additives, do not require FDA approval before they go on the market. Drugs, however, must generally either receive premarket approval by the FDA through the New Drug Application (“NDA”) process or conform to a “monograph” for a particular drug category, as established by the FDA’s Over-the-Counter (“OTC”) Drug Review.

CBD is an active ingredient in drug products that have been approved or authorized for investigation by the FDA and therefore, under FDA’s current position, cannot be used in dietary supplements or as a food additive.

Laws and regulations governing the use of hemp in the U.S. are broad in scope; subject to evolving interpretations, and subject to enforcement by several regulatory agencies and law enforcement entities. Under the 2018 Farm Bill, a state that desires to have primary regulatory authority over the production of hemp in the state must submit a plan to monitor and regulate hemp production to the Secretary of the USDA. The Secretary must then approve the state plan after determining if the plan complies with the requirements set forth in the 2018 Farm Bill. The Secretary may also audit the state’s compliance with the federally-approved plan. If the Secretary does not approve the state’s plan, then the production of hemp in that state will be subject to a plan established by the USDA. The USDA has not yet established such a plan. It is anticipated that many states will seek to have primary regulatory authority over the production of hemp. States that seek such authority may create new laws and regulations that permit the use of hemp in food and beverages.

Federal and state laws and regulations on hemp may address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that the hemp has a THC concentration of not more than 0.3%. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products, as the 2018 Farm Bill prohibits states from prohibiting the transportation or shipment of hemp or hemp products produced in accordance with that law through the state, as applicable. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect in the Company’s operations, as well as adverse publicity and potential harm to the Company’s reputation.

Risks Inherent in an Agricultural Business

VF Hemp’s business and the potential conversion of some of the Company’s Texas facilities will involve the growing of hemp, an agricultural product. Such businesses will be subject to the risks inherent in any agricultural business, such as insects, plant diseases, shortage of qualified labour and similar agricultural risks. There can be no assurance that natural elements or labour issues will not have a material adverse effect on any such future production, the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company.

Key Executives of VF Hemp

VF Hemp depends heavily on each member of its management team and the departure of a member of management could cause its operating results to suffer. The future success of VF Hemp will depend on, among other things, its ability to keep the services of these key executives and to hire other highly qualified employees at all levels. VF Hemp will compete with other potential employers for employees, and it may not be successful in hiring and retaining the services of executives and other employees that it requires. The loss of the services of, or VF Hemp’s inability to hire, executives or key employees could hinder its business operations and growth.

Impact to the Company from VF Hemp

The Company’s future cash flows, earnings, results of operations and financial condition will in part depend on the Company’s successful execution of its U.S. hemp businesses.

Failure to Realize Growth Strategy

There are risks associated with the VF Hemp’s growth strategy, and such strategies may not succeed, as they can be adversely affected by a variety of factors, including those that are discussed elsewhere in this annual information form under “Risk Factors”, as well as delays in obtaining, or conditions imposed by, regulatory approvals and quality control and health concerns. As a result, there is a risk that VF Hemp may not have the capacity to meet customer demand or to meet future demand when it arises. If VF Hemp cannot manage growth in the hemp industry effectively, it may have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company.

Research and Development and Product Obsolescence

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize VF Hemp’s business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render VF Hemp’s cannabis products obsolete, less competitive or less marketable. The process of developing VF Hemp’s products is complex and requires significant continuing costs, development efforts and third party commitments. VF Hemp’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company. VF Hemp may be unable to anticipate changes in its customer requirements that could make VF Hemp’s existing technology obsolete. VF Hemp’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of VF Hemp’s proprietary technology entails significant technical and business risks. VF Hemp may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards. This may have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company.

Intellectual Property Protection May Be Suboptimal

As a result of the passage of the 2018 Farm Bill, it is believed that CBD is no longer considered a federally-prohibited controlled substance and as such there are no current legal limitations on the Company’s ability to protect its intellectual property due to federal and state laws prohibiting the production and sale of marijuana and related products.

Product Liability

As VF Hemp’s products are designed to be ingested by humans, VF Hemp and the Company face a risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of VF Hemp’s cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of VF Hemp’s cannabis products alone or in combination with other medications or substances could occur. VF Hemp may be subject to various product liability claims, including, among others, that VF Hemp’s products caused injury or illness or that VF Hemp provided inadequate instructions for use or inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against VF Hemp could result in increased costs, could adversely affect VF Hemp’s and the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company. There can be no assurance that VF Hemp will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of VF Hemp’s potential products.

Product Recalls

Manufacturers of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of VF Hemp’s cannabis products are recalled due to an alleged product defect or for any other reason, VF Hemp could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. VF Hemp may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although VF Hemp will put in place detailed procedures for testing its cannabis products before production of cannabis products begin, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for VF Hemp’s products and could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company. Additionally, product recalls may lead to increased scrutiny of VF Hemp’s operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Fluctuating Prices of Raw Materials

VF Hemp’s revenues will in large part be derived from the production, sale and distribution of cannabis. The price of production, sale and distribution of cannabis will fluctuate widely due to, among other factors, how young the cannabis industry is and the impact of numerous factors beyond the control of VF Hemp and the Company including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effects of these factors on the price of product produced by VF Hemp and, therefore, the economic viability of VF Hemp’s business, cannot accurately be predicted. This may have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of VF Hemp and the Company.

Environmental Regulations and Risks

VF Hemp’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect VF Hemp’s operations. Government approvals and permits are currently, and may in the future be, required in connection with VF Hemp’s operations. To the extent such approvals are required and not obtained, VF Hemp may be curtailed or prohibited from its proposed production of cannabis or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. VF Hemp and the Company may be required to compensate those suffering loss or damage by reason of VF Hemp’s operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could have a material adverse impact on VF Hemp and the Company, and cause increases in expenses, capital expenditures or production costs or a reduction in levels of production or require abandonment or delays in development.

Risks Relating to the Joint Venture

Reliance on Licenses

The Joint Venture’s ability to grow, store and sell cannabis in Canada is solely dependent on its ability to maintain licenses to cultivate and sell cannabis under the Cannabis Act (a “License”) for each of the greenhouses at which it proposes to grow cannabis. Under the Cannabis Act, the Joint Venture is required to obtain authorization for each licensable activity including cultivation, processing, testing, sale and distribution. Once obtained, each License is subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of a License or any failure to maintain such License would have a material adverse impact on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company. Although the Company believes the Joint Venture will obtain any required License and meet the requirements for extension of any License, there can be no guarantee that any License will be granted, extended or renewed, or if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should a License not be granted, extended or renewed or should it be renewed on different terms, the business, prospects, financial condition, results of the operation and cash flows of the Joint Venture and the Company would be materially adversely affected.

The Company cannot predict the time required to secure all appropriate regulatory approvals for the Joint Venture’s products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain the necessary regulatory approvals will significantly delay the development of the Joint Venture’s markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Joint Venture and the Company.

Risks Associated with Changes in Laws, Regulations and Guidelines

The activities of the Joint Venture are subject to various laws, regulations and guidelines by governmental authorities, particularly under the Cannabis Act, relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis, but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment, among other areas. Changes to any such laws, regulations and guidelines due to matters beyond the control of the Company may adversely impact the business, financial condition and results of operations of the Joint Venture and the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company and the Joint Venture is in material compliance with all such laws, regulations and guidelines.

On April 13, 2017, the Government of Canada released Bill C-45, which proposed the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for recreational adult use. On November 27, 2017, the House of Commons passed Bill C-45. On June 19, 2018, the Senate approved Bill C-45 and the Act received Royal Assent on June 21, 2018. The Cannabis Act came into force on October 17, 2018. On December 22, 2018, the Canadian federal government published draft regulations for edible cannabis, cannabis extracts, and cannabis topicals.

In addition, the governments of every Canadian province and territory have, to varying degrees, established regulatory regimes for the distribution and sale of cannabis for adult use purposes within those jurisdictions. There is no guarantee that legislation respecting adult-use retail will remain unchanged or create the growth opportunities that the Company currently anticipates. As the laws continue to evolve, and the distribution models mature, there is no assurance that provincial and territorial legislation enacted for the purpose of regulating recreational cannabis will continue to allow, or be conducive to, the company’s business model. Differences in provincial and territorial regulatory frameworks could result in, among other things, increased compliance costs, and increased supply costs. Any of the foregoing could result in a material adverse effect on the Company’s business, financial condition and results of operation.

Additionally, although neither the Company nor the Joint Venture has any federally prohibited cannabis-related operations in the United States as certain members of the Company’s management team are located in the United States, the Company and the Joint Venture may be subject to risks with respect to changes in cannabis regulation and enforcement in the United States. Any changes in the United States regulatory regime, or the scope and extent of the enforcement thereof, could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company.

Regulatory Compliance Risks

Achievement of the Joint Venture’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. Neither the Company nor the Joint Venture can predict the time required to secure all appropriate regulatory approvals for the Joint Venture or its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of products and could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company.

As a federal License Holder under the Cannabis Act, the Joint Venture is operating in a relatively new industry and market. In addition to being subject to general business risks, the Company must continue to build brand awareness in this industry and market share through significant investments in its strategy, production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on the Company’s business financial conditions and results of operations.

Failure of Regulatory Compliance

The Joint Venture’s business activities are heavily regulated in all jurisdictions where it carries on business. Its operations are subject to various laws, regulations and guidelines by governmental authorities (including Health Canada) relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labelling, pricing and disposal of cannabis and hemp products, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the Joint Venture’s activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on its products and services.

Health Canada inspectors routinely assess the Joint Venture’s facilities for compliance with applicable regulatory requirements. Furthermore, the import and export of its products from and into any jurisdiction is subject to the regulatory requirements of each such jurisdiction. Any failure by the Joint Venture to comply with the applicable regulatory requirements could require extensive changes to its operations; result in regulatory or agency proceedings or investigations, increased compliance costs, damage awards, civil or criminal fines or penalties or restrictions on its operations; harm its reputation or give rise to material liabilities or a revocation of its licenses and other permits. There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to the Company and its business.

Achievement of the Joint Venture’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, sale, import and export, as applicable, of its products. Any failure to comply with the regulatory requirements applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate its business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Joint Venture’s operations, increase compliance costs or give rise to material liabilities or a revocation of its licenses and other permits, which could have a material adverse effect on its business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact the Company’s ongoing costs relating to regulatory compliance.

Failure of Supplier Standards Compliance

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess for compliance with such standards. Any failure by the Joint Venture to comply with such standards could result in it being downgraded, disqualified as a supplier, and could lead to the termination or cessation of orders under existing or future supply contracts. Further, provincial purchasers may terminate or cease ordering under existing contracts at their will. Any of these could severely impede or eliminate the Joint Venture’s ability to access certain markets within Canada, which could have a material adverse effect on the business, financial condition, results of operations and prospects of the Joint Venture and the Company.

Marketing Restrictions

The development of the Joint Venture’s business and operating results may be hindered by applicable restrictions on production, sales and marketing activities imposed on the Joint Venture and other entities licensed under the Cannabis Act by Health Canada. All products distributed by the Joint Venture into the Canadian adult use market need to comply with requirements under Canadian legislation, including with respect to product formats, product packaging and labelling, and marketing activities around such products. Among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding, and promotion that is appealing to young persons. As such, the

Joint Venture’s portfolio of brands and products must be specifically adapted, and its marketing activities carefully structured, to enable the Joint Venture to develop its brands in an effective and compliant manner. If the Joint Venture is unable to effectively market its cannabis products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its cannabis products, then its sales and operating results could be adversely affected.

Unfavourable Publicity or Consumer Perception

The Company believes that the cannabis and CBD industries are highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis or CBD product distributed to consumers. Such categories of products having previously been commonly associated with various other narcotics, violence and criminal activities, there is a risk that the Company’s business might attract negative publicity. Perception of the cannabis or CBD industry and cannabis or CBD products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations or proceedings, regulatory enforcement activities, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Canada and in other countries relating to the consumption of cannabis or CBD products, including unexpected safety or efficacy concerns arising with respect to cannabis or CBD products or the activities of industry participants.

There can be no assurance that future scientific research, findings, regulatory investigations or proceedings, regulatory enforcement activities, litigation, political statements, media attention or other research findings or publicity will be favorable to the cannabis or CBD markets or any particular cannabis or CBD product or will be consistent with earlier publicity. Adverse future scientific research reports, findings, regulatory investigations or proceedings, and political statements, that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for the Joint Venture’s cannabis or CBD products. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and CBD, the Joint Venture’s current or future products, the use of cannabis or CBD for medical purposes or associating the consumption of cannabis or CBD with illness or other negative effects or events, could adversely affect the Company. This adverse publicity could arise even if the adverse effects associated with cannabis or CBD products resulted from consumers’ failure to use such products legally, appropriately or as directed.

There is also a risk that the actions of other entities licensed under the Cannabis Act or of companies and service providers in the cannabis or CBD industries may negatively affect the reputation of the industry as a whole and thereby negatively impact the Joint Venture and the Company’s reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regards to the Joint Venture’s activities and the cannabis and CBD industries in general, whether true or not.

Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it or the cannabis or CBD industry is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Third Party Reputational Risks

The parties with whom the Joint Venture and the Company does business, or would like to do business with, may perceive that they are exposed to reputational risk as a result of the Company’s business activities relating to cannabis, which could hinder the Company’s ability to establish or maintain business relationships. These perceptions relating to the cannabis industry may interfere with the Company’s relationship with service providers in Canada and other countries, particularly in the financial services industry.

Rapid Growth and Consolidation in the Cannabis Industry

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Such acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the cannabis industry may intensify and place downward pressure on retail prices for products and services, which could negatively impact profitability.

Competition

The Joint Venture will face enhanced competition from other individuals and corporations who are licensed under the Cannabis Act to participate in the adult-use cannabis industry. The Cannabis Act has established a licensing regime for the production, testing, packaging, labeling, delivery, transportation, distribution, sale, possession and disposal of cannabis for adult use. While, pursuant to transitional provisions in the Cannabis Regulations, existing holders of licenses relating to medical cannabis under the former ACMPR have, subject to satisfying certain requirements, automatically been deemed licensed under the Cannabis Act for corresponding activities, other individuals and corporations are now able to apply for such licenses.

Subject to certain restrictions set out in the Cannabis Act, the Cannabis Act allows adults to cultivate, propagate, harvest and distribute up to four cannabis plants per household, provided that each plant meets certain requirements. If the Joint Venture is unable to effectively compete with other suppliers to the adult use cannabis market, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, the Joint Venture’s success in the adult use business may be limited and may not fulfill the expectations of management.

The Joint Venture will also face competition from existing entities licensed under the Cannabis Act. Certain of these competitors have significantly greater financial, production, marketing, research and development and technical and human resources than the Company does. As a result, the Company’s competitors may be more successful in gaining market penetration and market share. The Joint Venture’s commercial opportunity in the adult use market could be reduced or eliminated if its competitors produce and commercialize products for the adult use market that, among other things, are safer, more effective, more convenient or less expensive than the products that it may produce, have greater sales, marketing and distribution support than the Joint Venture’s products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over the Joint Venture’s products and receive more favorable publicity than the Joint Venture’s products. If the Joint Venture’s adult use products do not achieve an adequate level of acceptance by the adult use market, it may not generate sufficient revenue from these products, and its adult use business may not become profitable.

If the number of users of cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Joint Venture will require a continued high level of investment in research and development, marketing, sales and client support. The Joint Venture may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect its business, financial condition and results of operations.

The Joint Venture also faces competition from illegal cannabis dispensaries that are selling cannabis to individuals, despite not having a valid license under the Cannabis Regulations.

In addition, the legal landscape for medical and recreational cannabis is rapidly changing internationally. An increasing number of jurisdictions globally are passing legislation allowing for the production and distribution of medical and/or recreational cannabis in some form or another. Entry into the cannabis market by international competitors might lower the demand for the Joint Venture’s products on a global scale.

Risks Inherent in an Agricultural Business

The Joint Venture’s business involves the growing of cannabis, an agricultural product. Such business will be subject to the risks inherent in any agricultural business, such as insects, plant diseases, shortage of qualified labour and similar agricultural risks. Although the Joint Venture will be growing in a controlled environment with climate controlled systems in place, there can be no assurance that natural elements, such as insects and plant diseases, will not entirely interrupt its production activities or have an adverse effect on its business. In addition, cannabis plants can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. Such instances often lead to reduced crop quality, stunted growth and/or death of the plant. Moreover, cannabis is phytoremediative meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. If the Joint Venture’s cannabis is found to have levels of pathogens, toxins, chemicals or other undesirable compounds that exceed established limits, the Joint Venture’s product may not be suitable for commercialization and the Joint Venture may have to destroy the applicable portions of its crops. Crops loss due to pathogens, toxins, chemicals or other undesirable compounds may have a material adverse effect on the Joint Venture and the Company’s business and financial condition.

Risks Related to the Joint Venture

The Company’s future cash flows, earnings, results of operations and financial condition will in part depend on the Company retaining its ownership interest in the Joint Venture. Under the Joint Venture Agreement, either the Company or Emerald may exercise the Buy-Sell effective on or after June 6, 2019 in certain circumstances, which could result in the Company having to either sell all of its interest in the Joint Venture or acquire all of Emerald’s interest in the Joint Venture. In addition, any dilution of the Company’s interest in the Joint Venture would adversely affect the amount of revenue the Company can derive from the Joint Venture.

Any strain on, or breakdown of, the working relationship between the Company and Emerald could adversely affect the governance and operations of the Joint Venture. Since the Buy-Sell becomes effective on or after June 6, 2019 and upon a deadlock of the board of directors of the Joint Venture with respect to Material Decisions or the inability of the board of directors of the Joint Venture to pass an annual budget within a specified timeframe, any breakdown in the relationship between Emerald and the Company may ultimately result in the exercise of the Buy-Sell provision. If the Company is required to sell its interest in the Joint Venture pursuant to the Buy-Sell, this would result in a material adverse effect on the Company’s business, prospects, financial condition, results of operations and cash flows.

Reliance on a Single Facility

To date, the Joint Venture’s activities and resources have been primarily focused on the Delta 3 Greenhouse. The Joint Venture expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material adverse effect on the Joint Venture’s ability to continue producing cannabis and the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company.

Limited Operating History in the Cannabis Industry

The Joint Venture has yet to generate a profit from its operations. The Joint Venture is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of significant revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment from the operations of the Joint Venture and the likelihood of success must be considered in light of the early stage of operations.

The Joint Venture may incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described in this annual information form and other unknown events. The amount of future net losses will depend, in part, on the growth of its future expenses and its ability to generate revenue. Because of the numerous risks and uncertainties associated with producing cannabis and cannabis-derived products, the Company is unable to accurately predict when, or if, it will be able to achieve profitability. Even if it achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. If the Joint Venture is unable to achieve and sustain profitability, the market price of the Company’s common shares may significantly decrease and its ability to raise capital, expand its business or continue its operations may be impaired.

Failure to Realize Growth Strategy

The Joint Venture is at its early stage and attempting to grow its business. Its ability to grow will depend on a number of factors, many of which are beyond its control, including, but not limited to, the availability of sufficient capital on suitable terms, changes in laws and regulations respecting the production of cannabis products, competition from other entities licensed under the Cannabis Act, its ability to recruit and retain sufficient experienced personnel and its ability to manage complex international operations. In addition, the Joint Venture is subject to a variety of business risks generally associated with developing companies. Future development and expansion could place significant strain on the Company’s management personnel and likely will require the Company to recruit additional management personnel, and there is no assurance that it will be able to do so. As its operations grow in size, scope and complexity and as it identifies and pursues new opportunities, the Joint Venture may need to increase in scale its infrastructure (financial, management, informational, personnel and otherwise).

In addition, the Joint Venture will need to effectively execute on business opportunities and continue to build on and deploy its corporate development and marketing assets as well as access sufficient new capital, as may be required. The ability to successfully complete acquisitions and to capitalize on other growth opportunities may redirect its limited resources and require expansion of its infrastructure. This will require the Company to commit financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. There can be no assurance the Company will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to its operating structure may result in increased costs or inefficiencies that it cannot anticipate. Changes as the Company grows may have a negative impact on its operations, and cost increases resulting from its inability to effectively manage its growth could adversely impact its profitability. In addition, continued growth could also strain the Company’s ability to maintain reliable service levels for its clients, develop and approve its operational, financial and management controls, enhance its reporting systems and procedures and recruit, train and retain highly-skilled personnel.

Failure to effectively manage growth could result in difficulty or delays in servicing clients, declines in quality or client satisfaction, increases in costs, difficulties in introducing new products or applications or other operational difficulties, and any of these difficulties could adversely impact the Company’s business performance and results of operations. There can be no assurance that the Company will effectively be able to manage its expanding operations, including any acquisitions, that its growth will result in profit, that it will be able to attract and retain sufficient management personnel necessary for growth or that it will be able to successfully make strategic investments or acquisitions.

Ongoing Costs and Obligations Related to Infrastructure, Growth, Regulatory Compliance and Operations

The Joint Venture expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Joint Venture and the Company’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company’s efforts to grow its business may be costlier than expected, and it may not be able to increase its revenue enough to offset its higher operating expenses. The Company may incur significant losses in the future for a number of reasons, including the other risks described in this annual information form, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Company is unable to achieve and sustain profitability, the market price of the Common Shares may significantly decrease.

No Assurance of Profitability or Immediate Revenues

There is no assurance as to whether the Joint Venture will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of the Joint Venture. The payment and amount of any future dividends will depend upon, among other things, the Company’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

Attracting and Retaining Key Personnel

The Joint Venture’s success has depended and continues to depend upon its ability to attract and retain key management, including the Joint Venture’s President and CEO and technical experts. The Joint Venture will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Joint Venture’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Joint Venture’s and Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Joint Venture, results of operations of the business and could limit the Joint Venture’s ability to develop and market its cannabis-related products. The loss of any of the Joint Venture’s senior management or key employees could materially adversely affect the Joint Venture’s ability to execute its business plan and strategy, and the Joint Venture may not be able to find adequate replacements on a timely basis, or at all.

Further, each director and officer of a company that holds a license for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance under the Cannabis Regulations. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of the Joint Venture’s operations.

If an individual in a key operational position leaves the Joint Venture, and it is unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, the Joint Venture may not be able to conduct its operations at planned production volume levels or at all. The Cannabis Regulations require the Joint Venture to designate a senior person in charge (“SPIC”) and a qualified person in charge (“QPIC”). The SPIC has overall responsibility for the management of the cannabis activities authorized under the license. The QPIC must work at the licensed site and is responsible for supervising the authorized cannabis activities and ensuring regulation compliance, and must meet certain educational requirements. If the Joint Venture’s current designated SPIC and QPIC fail to maintain their security clearance, or if its current designated SPIC and QPIC leave and it is unable to find a suitable replacement who meets these requirements, the Joint Venture may no longer be able to conduct activities with respect to cannabis.

Research and Development and Product Obsolescence

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Joint Venture’s business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Joint Venture’s cannabis products obsolete, less competitive or less marketable. The process of developing the Joint Venture’s products is complex and requires significant continuing costs, development efforts and third party commitments. The Joint Venture’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company. The Joint Venture may be unable to anticipate changes in its potential customer requirements that could make the Joint Venture’s existing product or technology obsolete.

The Joint Venture’s success will depend, in part, on its ability to continue to enhance its existing products and technologies, develop new products and technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Although the Joint Venture is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed. The development of the Joint Venture’s proprietary technology entails significant technical and business risks. The Joint Venture may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or regulatory requirements or preferences or emerging industry standards. This may have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company.

If the Joint Venture cannot successfully develop, manufacture and distribute its products, or if the Joint Venture experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Joint Venture may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Joint Venture’s ability to effectively enter the market. A failure by the Joint Venture to achieve a low-cost structure through economies of scale or improvements in cultivation and manufacturing processes would have a material adverse effect on the Joint Venture’s commercialization plans and the Joint Venture and the Company’s business, prospects, results of operations and financial condition.

Understanding of CBD and THC May Change

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as CBD and THC, remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for the Joint Venture’s medical cannabis products.

Consumer Preferences May Change

As a result of changing consumer preferences, many products attain financial success for a limited period of time. Even if the Joint Venture’s products find retail success, there can be no assurance that any of its products will continue to see extended financial success. The Joint Venture’s success will be significantly dependent upon its ability to develop new and improved product lines. Even if it is successful in introducing new products or developing its current products, a failure to gain consumer acceptance or to update products with compelling content could cause a decline in the Joint Venture’s products’ popularity that could reduce revenues and harm its business, operating results and financial condition. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in the Joint Venture being unable to meet consumer preferences and generate revenue which would have a material adverse effect on its profitability and financial results from operations.

The Joint Venture’s success depends on its ability to attract and retain customers. There are many factors which could impact its ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective products, the successful implementation of its customer acquisition plan and the continued growth in the aggregate number of potential customers. The Joint Venture’s failure to acquire and retain customers could have a material adverse effect on the business, operating results and financial position of the Joint Venture and the Company.

Products May Not Have Intended Effects

If the products the Joint Venture sells are not perceived to have the effects intended by the end user, its business may suffer. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry of various cannabis products. As a result, the Joint Venture’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Product Liability

As the Joint Venture’s products are designed to be ingested by humans, the Joint Venture and the Company face a risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Joint Venture’s cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Joint Venture’s cannabis products alone or in combination with other medications or substances could occur. The Joint Venture may be subject to various product liability claims, including, among others, that the Joint Venture’s products caused injury or illness and that the Joint Venture provided inadequate instructions for use or inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Joint Venture could result in increased costs, could adversely affect the Joint Venture’s and the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company. There can be no assurance that the Joint Venture will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Joint Venture’s potential products.

Product Recalls

Manufacturers of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Joint Venture’s cannabis products are recalled due to an alleged product defect or for any other reason, the Joint Venture could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Joint Venture may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Joint Venture will put in place detailed procedures for testing its cannabis products before production of cannabis products begin, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Joint Venture’s products and could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company. Additionally, product recalls may lead to increased scrutiny of the Joint Venture’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Any product recall affecting the cannabis industry more broadly, whether or not involving the Company, could also lead consumers to lose confidence in the safety and security of the products sold by entities licensed under the Cannabis Act generally, including products sold by the Joint Venture.

Fluctuating Prices of Raw Materials

The Joint Venture’s revenues will in large part be derived from the production, sale and distribution of cannabis. The price of production, sale and distribution of cannabis will fluctuate widely due to, among other factors, how young the cannabis industry is and the impact of numerous factors beyond the control of the Joint Venture and the Company including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Joint Venture and, therefore, the economic viability of the Joint Venture’s business, cannot accurately be predicted. This may have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of the Joint Venture and the Company.

Supply and Demand Fluctuations

Entities licensed under the Cannabis Act have not been, and may not be, able to produce enough cannabis to meet adult use demand. In order to meet this demand, the Joint Venture and other entities licensed under the Cannabis Act have increased, and plan to continue to increase, their production capacities. However, demand for cannabis products is dependent on a number of social, political and economic factors that are beyond the Company’s control. In addition, the initial demand that has been experienced following legalization may not continue at comparable levels or may not be sustainable as a portion of such demand may have been a result of the novelty of legalization. Market demand may not be sufficient to support the Company’s current or future products or business.

There has been a shortfall in the supply of cannabis in the Canadian adult use market. Certain entities licensed under the Cannabis Act, including the Joint Venture, are moving to increase capacity to meet existing demand. However, in the future, the Joint Venture and other entities licensed under the Cannabis Act may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult use markets. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If this were to occur, there is no assurance that the Joint Venture would be able to generate sufficient revenue from the sale of adult use cannabis to be profitable.

Reduced Market Due to Personal Cultivation

Under the Cannabis Act, patients and adult use consumers have the option of obtaining cannabis from (i) an entity licensed under the Cannabis Act, (ii) a provincially authorized retailer, or (iii) through personal cultivation. The Cannabis Act permits adults to grow up to four cannabis plants per household for personal use. While provinces and territories have the flexibility to set added restrictions regarding personal cultivation, with the exception of Manitoba and Quebec, all other provinces and territories currently permit personal cultivation. There are barriers to personal cultivation, including the start-up costs of obtaining equipment and materials to produce cannabis. However, depending on the number of consumers who choose to pursue personal cultivation, there could be a significant reduction in the addressable market for the Joint Venture’s products, which would adversely affect the Company’s ability to meet its business and financial targets.

Quantification of Size of Target Market

Because the cannabis industry is in a nascent stage, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Joint Venture can follow. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The Joint Venture’s success depends, in part, on its ability to attract and retain customers. To do this, the Joint Venture is dependent upon, among other things, continually producing desirable and effective products and the continued growth in the aggregate number of customers using adult-use cannabis. The Joint Venture has made significant investments in enhancing its brand. It expects to continue to make significant investments to promote its current products to new customers and new products to current and new customers. Such campaigns can be expensive and may not result in increased sales. If the Joint Venture is unable to attract new customers, it may not be able to increase its sales.

Reliance on Third Party Transportation

Canadian adult use distribution rules take various forms on a province-by-province basis and often require the Joint Venture to employ third parties to deliver to central government sites. Any prolonged disruption of third-party transportation services could have a material adverse effect on the Joint Venture’s sales volumes or its end users’ satisfaction with the Joint Venture’s products. Rising costs associated with third-party transportation services used by the Joint Venture to ship its products may also adversely impact its profitability, and more generally its business, financial condition, results of operations and prospects.

In order for customers of the Joint Venture to receive their product, the Joint Venture and other purchasers will rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Joint Venture’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s future ability to continue operating under its Licenses or the prospect of renewing its Licenses.

Reliance on Third Party Distributors

The Joint Venture relies on third-party distributors, including provincial regulatory boards and private retailers, and may in the future rely on other third parties, to distribute its products. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of the Joint Venture’s products or if these third parties damage the Joint Venture’s products, it could negatively impact the Company’s revenue from product sales. Any damage to the Joint Venture’s products, such as product spoilage, could expose it to potential product liability, damage its reputation and the reputation of its brands or otherwise harm its business.

Reliance on Key Inputs

The Joint Venture and the Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Joint Venture and the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company. In addition, the Joint Venture’s operations could be significantly affected by a prolonged power outage.

The ability of the Joint Venture to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Joint Venture will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the expansion plans contemplated by the Joint Venture may cost more than anticipated, in which circumstance the Joint Venture may curtail, or extend timeframes for completing the expansion plans. This could have a material adverse effect on the financial results and operations of the Joint Venture and the Company.

The Joint Venture’s cannabis cultivation operations consume considerable energy, making it vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Joint Venture and the Company.

Reliance on Effective Quality Control

The quality and safety of the Joint Venture’s products are critical to the success of its business and operations. As such, it is imperative that its (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although the Joint Venture strives to ensure that all of its service providers have implemented and adhere to high caliber quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on the business and operating results of the Company.

Possible Restricted Trade by the Canadian Free Trade Agreement

Article 1206 of the Canadian Free Trade Agreement specifically excludes the application of the agreement to cannabis for non-medical purposes. Article 1206 states that the provinces and territories of Canada shall commence negotiations regarding the application of the Canada Free Trade Agreement to cannabis for non-medical purposes following Royal Assent of federal legislation legalizing cannabis for non-medical purposes. There is a risk that the outcome of the negotiations will result in the interprovincial and interterritorial trade of cannabis for non-medical purposes in Canada being entirely restricted or subject to conditions that will negatively impact the Joint Venture’s ability to sell cannabis in other provinces and territories.

Environmental Regulations and Risks

The Joint Venture’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Joint Venture’s operations. Government approvals and permits are currently, and may in the future be, required in connection with the Joint Venture’s operations. To the extent such approvals are required and not obtained, the Joint Venture may be curtailed or prohibited from its proposed production of cannabis or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Joint Venture and the Company may be required to compensate those suffering loss or damage by reason of the Joint Venture’s operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could have a material adverse impact on the Joint Venture and the Company, and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Insurance Coverage in the Cannabis Industry

The Company believes that the Joint Venture and the Company currently have insurance coverage with respect to workers’ compensation, general liability, directors’ and officers’ insurance, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because the Joint Venture is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Joint Venture to suffer uninsured losses, which could adversely affect the Joint Venture’s and Company’s business, results of operations, and profitability. Further, the Joint Venture’s insurance coverage is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Joint Venture is exposed. There is no assurance that the Joint Venture will be able to fully utilize such insurance coverage, if necessary, or that such insurance will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Joint Venture were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, the Joint Venture may be exposed to material uninsured liabilities that could impede its liquidity, profitability or solvency.

Liability of Illegal Activities by Employees, Contractors or Consultants

The Joint Venture is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or activities that violate: (i) government regulations, specifically Health Canada regulations; (ii) manufacturing standards; (iii) the Cannabis Act and the Cannabis Regulations; (iv) provincial cannabis laws and regulations; (v) federal and provincial healthcare fraud and abuse laws and regulations; (vi) laws that require the true, complete and accurate reporting of financial information or data; or (v) the terms of the Joint Venture’s agreements with insurers. In particular, the Joint Venture could be exposed to class actions and other litigation, increased Health Canada inspections and related sanctions, lost sales and revenue or reputational damage as a result of prohibited activities that are undertaken in the growing or production process of the Joint Venture’s products without its knowledge or permission and contrary to its internal policies, procedures and operating requirements.

It is not always possible for the Joint Venture to identify and prevent misconduct by its employees and other third parties, and the precautions taken by the Joint Venture to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Joint Venture from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Joint Venture, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Joint Venture’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Joint Venture’s operations, any of which could have a material adverse effect on the business, financial condition and results of operations of the Joint Venture and Company.

Use of Customer Information and Other Personal and Confidential Information

The Joint Venture’s current and future marketing programs may depend on its ability to collect, maintain and use data and sensitive person information on individuals, and its ability to do so is subject to evolving laws and enforcement trends in Canada and other jurisdictions. The Joint Venture strives to comply with all applicable laws and other legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of medical information and data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, conflict with other rules, conflict with the Joint Venture’s practices or fail to be observed by its employees or business partners. If so, the Joint Venture may suffer damage to its reputation and be subject to proceedings or actions against it by governmental entities or others. Any such proceeding or action could hurt its reputation, force it to spend significant amounts to defend its practices, distract its management or otherwise have an adverse effect on its business.

Certain marketing practices of the Joint Venture may rely upon e-mail, social media and other means of digital communication to communicate with consumers on its behalf. The Joint Venture may face risk if its use of e-mail, social media or other means of digital communication is found to violate applicable laws. The Joint Venture will post its privacy policy and practices concerning the use and disclosure of user data on its website. Any failure by the Joint Venture to comply with its posted privacy policy, anti-spam legislation or other privacy-related laws and regulations could result in proceedings which could potentially harm its business. In addition, as data privacy and marketing laws change, the Joint Venture may incur additional costs to ensure it remains in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, the Joint Venture’s compliance costs may increase, its ability to effectively engage customers via personalized marketing may decrease, its investment in its e-commerce platform may not be fully realized, its opportunities for growth may be curtailed by its compliance burden and its potential reputational harm or liability for security breaches may increase.

Breach of Security

Given the nature of the Joint Venture’s product and the limited legal channels for distribution, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft and other security breaches. A security breach at one of the Company’s facilities could result in a significant loss of available product and could expose the Company to additional liability under applicable regulations and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Joint Venture’s products, any of which could have an adverse effect on the Joint Venture and the Company’s business, financial condition, results of operations and prospects.

Potential international expansion may heighten operational risks

Any expansion by the Joint Venture or the Company into jurisdictions outside of Canada and the United States is subject to additional risks, including political, economic, legal and other risks and uncertainties associated with operating in or exporting to these jurisdictions. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of cannabis, cannabis-based products, hemp, CBD, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labour unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis, hemp and CBD businesses more generally.

Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these international jurisdictions, or shifts in political attitude related thereto, may adversely affect the operations or profitability related to international operations in these countries. Specifically, operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

We must rely on international advisors and consultants in the foreign countries in which we intend to operate

The legal and regulatory requirements in the foreign countries (outside of Canada and the United States) in which the Joint Venture or the Company intends to operate with respect to the cultivation and sale of cannabis and hemp, banking systems and controls, as well as local business culture and practices are different from those in Canada and the United States. Officers and directors of the Joint Venture or Company must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist with governmental relations. The Joint Venture or Company must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance our understanding of and appreciation for the local business culture and practices. The Joint Venture or Company must also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis and hemp, as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect the Joint Venture and the Company’s business, financial condition, results of operations and prospects.

Risks Related to Tax

Potential U.S. Permanent Establishment of VF Canada GP and VF Canada LP

Under the Canada U.S. Tax Convention, a Canadian resident will be subject to U.S. income taxation with respect to the business profits of such Canadian resident attributable to a permanent establishment (“PE”) of such Canadian resident located in the United States. A Canadian resident generally will be treated as maintaining a PE in the United States if, among other situations, an agent of the Canadian resident (other than an independent agent acting in the ordinary course of its business) has, and habitually exercises in the United States, authority to conclude contracts in the name of the Canadian resident.

Due to the cross border activity of certain employees of the Company, the United States may deem VF Canada GP and VF Canada LP to maintain a U.S. permanent establishment. In the event that such a U.S. permanent establishment is deemed to exist, VF Canada GP and VF Canada LP generally will be required to file U.S. federal income tax returns and will be subject to U.S. federal income tax with respect to the business profits allocable to such permanent establishment.

Advances by VF Opco to U.S. Holdings

In connection with the completion of the Combination Transaction, VF Opco loaned approximately CA$20,000,000 to U.S. Holdings (the “Advances”). As at December 31, 2018, CA$9,500,000 of the Advances remained outstanding. U.S. Holdings has claimed interest deductions with respect to the interest paid on the Advances in computing its income for U.S. federal income tax purposes. There can be no assurance that the IRS will not assert that any portion of the advances was equity in the U.S. borrower for U.S. federal income tax purposes. If the IRS were successful in this assertion, payments made by U.S. Holdings on such Advances would be treated as non-deductible distributions paid by U.S. Holdings to VF Opco and subject to U.S. federal withholding taxes. The Company anticipates that the amount of any such withholding taxes, net of positive tax consequences that may arise from related circumstances, will not be material. In addition, the deductibility of interest paid or accrued may be subject to various limitations. The Company anticipates that the amount of interest charged on such Advances that might otherwise be claimed as a deduction, will not be material.

Transfer Pricing

Pursuant to an annual sales agreement, VF Opco has agreed to sell some of its inventory to VFLP for resale in the United States, as well as VFLP has agreed to sell some of its inventory to VF Opco for resale in Canada. VF Opco and VFLP take the position that the amounts charged by VF Opco and VFLP for such inventory represent the fair market value of the goods sold. The IRS or the Canada Revenue Agency have and may, in the future, challenge the pricing as being in excess of fair market value. If the IRS or the Canada Revenue Agency were successful in challenging the pricing, VFLP’s U.S. or Canadian taxable income could be increased. The consequences being a higher overall effective tax rate, as well as the potential for higher tax payments.

U.S. Real Property Holding Corporation

If U.S. Holdings is, or has been within the prior five years, a United States real property holding corporation as defined under section 897 of the Internal Revenue Code, any portion of a distribution by U.S. Holdings to VF Opco which is treated as a gain for U.S. federal income tax purpose would be subject to United States federal income and withholding taxes.

DIVIDENDS

Dividend Policy

The Company has no current plans to pay dividends as it is growth focused. The amount of any dividends payable by the Company will be at the discretion of the board of directors of the Company and may vary depending on, among other things, the Company’s earnings, financial requirements for the Company’s operations, growth opportunities, debt covenants, the satisfaction of the solvency tests imposed by the CBCA for declaration and payment of dividends and the conditions existing from time to time.

Historical Distributions

The Company has not paid any cash dividends or distributions on any class of the Company’s securities for any of the three most recently completed financial years.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “VFF” and on NASDAQ (as at February 2019) under the symbol “VFF”. The following table sets forth the trading price range and trading volume of the Common Shares for the most recently completed financial year, as reported by the TSX.

Month		High	Low	Volume
2018	January	9.80	6.70	15,493,831
	February	8.73	6.49	7,019,729

Month	High	Low	Volume
March	8.69	5.02	9,836,134
April	5.88	4.36	6,685,233
May	6.30	4.90	5,528,465
June	7.91	5.54	11,705,236
July	6.47	4.90	4,845,747
August	7.44	4.85	7,532,497
September	8.53	6.42	17,151,288
October	7.80	4.87	11,845,811
November	6.80	5.28	7,267,263
December	5.76	3.98	7,134,980

DIRECTORS AND MANAGEMENT

The following table sets forth the name, position with the Company, municipality of residence, principal occupation during the five preceding years, period of service for each of the directors and executive officers of the Company and the number of Common Shares beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction:

Name and Municipality of Residence(1)	Position	Principal Occupation During the Past Five Years(1)	Service as a Director/Executive Officer	No. of Common Shares Beneficially Owned(2)
Michael A. DeGiglio Florida, USA	Director, and Chief Executive Officer	Chief Executive Officer of the Company	Director and Executive Officer since October 18, 2006	9,491,649

John P. Henry(3) Florida, USA	Director	Retired senior executive	Director since October 18, 2006	35,000

David Holewinski(3),(4) Michigan, USA	Director	Management Consultant	Director since June 21, 2011	145,000

John R. McLernon(4) British Columbia, Canada	Chair of the Board Directors	Honorary Chairman and Co-Founder of Colliers International	Director since January 18, 2005	103,500

Stephen C. Ruffini Florida, USA	Director, Executive Vice President and Chief Financial Officer	Chief Financial Officer of the Company	Director since 2014 and Executive Officer since January 5, 2009	609,399

Christopher C. Woodward(3)(4) British Columbia, Canada	Director	President, Woodcorp Investments Ltd. (private investment company)	Director since November 10, 2003	174,300

Dr. Roberta Cook California, USA	Director	Marketing Consultant	Director since January 4, 2016	20,000

(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

The directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 10,578,848 Common Shares, representing approximately 22.2% of the issued and outstanding Common Shares. The information as to Common Shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the director or executive officer individually.

(3)	Member of the Audit Committee of the Company.
(4)	Member of the Compensation and Corporate Governance Committee of the Company.

Each of the directors of the Company holds office for a term expiring at the close of the next annual meeting of shareholders or until his/her successor is appointed, unless his or her office is earlier vacated.

The following are brief profiles of the directors and executive officers of the Company:

Michael A. DeGiglio, Director and Chief Executive Officer of the Company. Mr. DeGiglio is a founder of Village Farms International through preceding companies and has served as its Chief Executive Officer since its inception in 1989. Mr. DeGiglio joined EcoScience Corporation (NASDAQ) a bio-technology company, in November 1992 upon its acquisition of Agro-Dynamics Inc., a company Mr. DeGiglio founded in 1984 and served as President since its inception. Additional, he served as President and Chief Executive Officer of EcoScience from 1995 until its merger with Village Farms in 1999. Prior to commencing his business career in 1983, Mr. DeGiglio served on active duty in the United States Navy from 1976 through 1983, and in the Naval Air reserves from 1983 through 2001, retiring at the rank of Captain. Throughout his Naval career, Captain DeGiglio held multiple Department head positions, successfully completed a tour as Commanding Officer of a jet squadron, performed multiple tours overseas, accumulated over 5,000 hours of military flight time, and completed numerous senior management and military courses. Mr. DeGiglio received a Bachelor of Science degree in Aeronautical Science from Embry Riddle Aeronautical University (ERAU) in Daytona Beach, Florida. He has served as the former Chairman of the Presidential Advisory Board of ERAU.

John P. Henry, Director of the Company. Mr. Henry has served as a director of the Company since 2006. From 1981 to 2000, Mr. Henry was employed by Ocean Spray Cranberries, Inc. (“Ocean Spray”), retiring as Senior Vice-President of Grower Relations and Chief Financial Officer in 2000. Ocean Spray grew from $400 million to $1.3 billion in revenues during his tenure. Mr. Henry also served as a Director of Nantucket Allserve Inc., a majority owned subsidiary of Ocean Spray. From 1980 to 1981 he was Chief Financial Officer of Castle Toy Co, Inc. prior to this; Mr. Henry was employed by Laventhol and Horwath providing auditing, consulting and tax services to large public and private companies. He received a Bachelor of Science degree in Business Administration and Master in Taxation degrees from Bryant College in Smithfield, Rhode Island. Mr. Henry is a non-practicing Certified Professional Accountant in the State of Rhode Island.

David Holewinski, Director of the Company. Mr. Holewinski is a Management Consultant. He served as a director of Agro Power Development Inc. (“APDI”) from 2004 until October 2006. Between 1995 and 2000, Mr. Holewinski also served as Senior Vice President of Business Development for APDI. Mr. Holewinski has co-founded two biotechnology companies, a company with cyber technology and also co-founded a company with novel precast concrete technology for the construction industry. Between 1983 and 1988, Mr. Holewinski was a Manager of Business Development for ConAgra Foods, Inc. Mr. Holewinski has a Bachelor of Arts degree from Pennsylvania State University and a Master of Business Administration degree from Harvard University.

John R. McLernon, Chairman and Director of the Company. Mr. McLernon is President of McLernon Consultants Ltd. He is Honorary Chairman and Co-Founder of Colliers International (“Colliers”), a global commercial real estate services company operating from 485 offices in 65 countries. He served as Chairman and Chief Executive Officer of Colliers from 1977 to 2002 and as Chairman until December 2004. Mr. McLernon also serves as a director of several public and private companies as well as major nonprofit organizations.

Stephen C. Ruffini, Director and Chief Financial Officer of the Company. Mr. Ruffini joined Village Farms in January 2009. Mr. Ruffini came to Village Farms from Performing Brands, Inc. where he served as Chief Operating Officer and Chief Financial Officer. Mr. Ruffini has 25 years of extensive financial, operations, investor relations and mergers and acquisitions experience with leading international companies, including Hit Entertainment plc, Lyrick Corporation and Arthur Andersen LLP. Mr. Ruffini is a Certified Public Accountant who holds an M.B.A. from the University of Texas, in Austin, Texas and a B.B.A. in Finance from the Southern Methodist University in Dallas, Texas.

Christopher C. Woodward, Director of the Company. Mr. Woodward is a member of the Audit Committee and Compensation Committee. Mr. Woodward serves as a chair or director of a number of private, public companies and charitable institutions. These include the P.A. Woodward Medical Foundation, Brentwood College, Cambie Surgeries Corp. and the Sea to Sky Gondola Corp. He serves as the current Chair of the Keg Royalty Trust and Director of the Great Western Brewery. Mr. Woodward received his Bachelor of Arts (Economics) degree from the University of Western Ontario.

Dr. Roberta Cook, Director of the Company. Roberta Cook has a Ph.D. in Agricultural Economics from Michigan State University. From 1985 to July 2016 she was the Cooperative Extension Marketing Economist in the Department of Agricultural and Resource Economics (ARE) at University of California, Davis. She is now an Emerita faculty member in this department. She conducted an applied research and industry outreach program focusing on the marketing and international trade of fresh fruits and vegetables, including studies on international competitiveness, industry structure and procurement practices, the N. American fresh tomato industry, and trends in consumer demand and food distribution. She served for 11 years each on the boards of Ocean Mist Farms and Naturipe Farms. She currently serves on an advisory marketing committee to Ocean Mist Farms. She has served on numerous PBH committees and is a member of the Monsanto Vegetable Seeds Advisory Council. Other board service includes: the PMA Foundation for Industry Talent; Sunkist Growers; the California Kiwifruit Commission; and the American Agricultural Economics Association Foundation. From 1998-2003 she was a member of the ATAC for Fruits and Vegetables of the U.S.D.A. and the U.S.T.R. She was honored as one of the top 25 produce industry leaders for 2011 by The Packer (The Packer Top 25). From 2003-spring 2011 she was Faculty Director of the California Agribusiness Executive Seminar, a program co-sponsored by the Department of ARE and the College of Agricultural and Environmental Sciences at UC Davis, and Wells Fargo Bank.

Board Committees

The board of directors of the Company currently has an audit committee and a compensation and corporate governance committee.

Audit Committee of the Company. This committee is comprised of John P. Henry, Christopher C. Woodward and David Holewinski, each independent directors of the Company, and is responsible for maintaining management’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of the Company’s financial statements and related financial public disclosure and for liaising with the external auditors of the Company. The chairperson of the audit committee of the Company is John P. Henry.

Compensation and Corporate Governance Committee of the Company. This committee is comprised of John R. McLernon, David Holewinski and Christopher C. Woodward, who are all independent directors and is responsible for assisting the board in determining compensation of senior management as well as reviewing the adequacy and form of directors’ compensation. The committee reviews annually the Chief Executive Officer’s goals and objectives for the upcoming year and each year performs an appraisal of the Chief Executive Officer’s performance. This committee also administers and makes recommendations regarding the operation of the Compensation Plan and other incentive plans of the Company. The committee is responsible for developing the Company’s approach to corporate governance issues, advising the board in filling vacancies on the board and periodically reviewing the compensation and effectiveness of the board and the contribution of individual directors. The chairperson of the compensation and corporate governance committee of the Company is John R. McLernon.

Cease Trade Orders or Bankruptcies

To the knowledge of the directors of the Company, no director or officer of the Company and no personal holding company of any such persons is, as at the date hereof, or was within ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Penalties or Sanctions

To the knowledge of the directors of the Company, no director or officer of the Company, no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company and no personal holding company of any such persons has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the directors of the Company, no director or officer of the Company, no shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company, and no personal holding company of any such persons has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Conflicts of Interest

To the knowledge of the directors of the Company, there are no existing or potential material conflicts of interest among the Company and a director or officer of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not involved in any legal proceedings which would have a material effect on the Company. To the knowledge of Management, no legal proceedings of a material nature involving the Company are contemplated by any other party. There have not been any (a) penalties or sections imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

AUDITORS

The consolidated financial statements of the Company as at December 31, 2018 and December 31, 2017, which comprise the consolidated statements of financial position as at December 31, 2018 and 2017 and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in Vancouver, British Columbia. PricewaterhouseCoopers LLP has advised the Company that it is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

MATERIAL CONTRACTS

The only contracts entered into, other than in the ordinary course of business, that are material and that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect, are as follows:

(a)	the Term Loan;

(b)	the Operating Loan:

(c)	the Securityholders’ Agreement; and

(d)	Joint Venture Agreement

The material contracts are described elsewhere in this annual information form.

AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The terms of reference of the audit committee of the Company (the “Audit Committee”) are attached as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee presently consists of John P. Henry (Chair), David Holewinski and Christopher C. Woodward. The education and experience of each member is described under “Directors and Management”.

Each member of the Audit Committee is independent and financially literate, as such terms are defined in National Instrument 52 110 — Audit Committees.

Prior Approval Policies and Procedures

All non-audit services to be provided to the Company by the external auditors must either be approved explicitly in advance by the Audit Committee, or by Management pursuant to certain pre approval policies and procedures established by the Audit Committee that are detailed as to the particular services that may be pre-approved.

The Audit Committee may delegate to one or more members of the Audit Committee the authority to grant such pre approvals. The decisions of such member(s) regarding approval of non-audit services shall be reported by such member(s) to the full Audit Committee at its first scheduled meeting following such pre approval.

External Auditor Service Fees

The following table sets forth, by category, the fees billed in Canadian dollars by PricewaterhouseCoopers LLP, the Company’s auditors, for the periods ended December 31, 2018 and 2017:

Fee Category	2018	2017
Audit fees	$341,827	$238,500
Audit-related fees	71,400	31,540
Tax fees	254,246	73,632

Total	$667,473	$343,672

“Audit fees” and “Audit–related fees” include all fees paid to PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, review of the interim financial statements, conversion to International Financial Reporting Standards and other services in connection with regulatory filings.

“Tax fees” include all fees paid to PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning, and advisory services.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involves the election of directors. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.

SCHEDULE A

VILLAGE FARMS INTERNATIONAL, INC. (together with its subsidiaries, as the context requires, the “Company”)

AUDIT COMMITTEE CHARTER

December 31, 2009

The Company wishes to adopt certain procedures specified in this Charter.

1.	PURPOSE

The Audit Committee (the “Committee”) is a standing committee of the board of directors of the Company (the “Board”). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to monitoring the Company’s accounting and financial reporting and practices and procedures; the adequacy of the Company’s internal accounting controls and procedures; and for reviewing the quality and integrity of financial statements and other financial information provided by the Company to securityholders and others, and approving the interim financial statements and the related management’s discussion and analysis as delegated by the Board.

2.	STRUCTURE AND OPERATIONS

The Committee shall be comprised of three or more members of the Board, who all satisfy the “independence” and “financial literacy” requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”), as amended. No member of the Committee shall be an officer or employee of the Company, or any affiliate of the Company.

For the purposes of this Charter, a member of the Committee is “independent” if the member has no direct or indirect material relationship with the Company, as more fully defined in NI 52-110, and a member of the Committee is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Company.

The members of the Committee shall be annually appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority of the Board. Unless a chairperson (a “Committee Chair”) is elected by the full Board, the members of the Committee shall designate a Committee Chair by the majority vote of the full Committee membership. The Committee Chair shall be entitled to vote to resolve any ties. The Committee Chair will chair all regular sessions of the Committee and set the agendas for Committee meetings.

3.	MEETINGS

The Committee shall meet at least quarterly or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet with management of the Company and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee may meet privately with the auditors, outside counsel of its choosing and the Chief Financial Officer of the Company, as necessary. In addition, the Committee may meet with the external auditors and management of the Company quarterly to review the Company’s financial statements in a manner consistent with that outlined in Section 4 of this Charter.

The Committee may invite to its meetings any directors of the Company, management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum. A majority of members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Committee Chair shall designate a person who need not be a member thereof to act as Secretary, who shall record the proceedings of the meetings. The agenda of each meeting will be prepared by the Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

4.	RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section 1 of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of this Committee outlined in Section 1.

The Committee in discharging its oversight role is empowered to investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board, management of the Company, employees of the Company, directly and indirectly responsible for financial reporting, and independent accountants, as necessary, to carry out these responsibilities. While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Company or guaranteeing the external auditors’ report. The fundamental responsibility for the financial statements and disclosures rests with management of the Company.

The Committee, through discussions with management of the Company and the external auditors, shall satisfy itself that management of the Company has established appropriate and cost-effective systems of internal control to safeguard assets from loss and unauthorized use, manage significant business risks and ensure accurate and timely financial reporting, and as otherwise contemplated by National Instrument 52-109—Certification and Disclosure in Issuers’ Annual and Interim Filings, as amended.

5.	DOCUMENT REPORTS/REVIEWS

Annual Financial Statements and Management’s Discussion and Analysis

The Committee shall review with management of the Company and the external auditors prior to their public dissemination:

(a)	the annual audited consolidated financial statements of the Company;

(b)	the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company (“MD&A”);

(c)	the results of external auditor’s examination of the annual consolidated financial statements and their report;

(d)	any significant changes that were required in the external audit plan;

(e)	any significant issues raised with management of the Company during the course of the audit, including any restrictions on the scope of activities or access to information; and

(f)	those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Company.

Following completion of the matters contemplated above, the Committee shall make a recommendation to the Board with respect to the approval of the annual financial statements and annual MD&A with such changes contemplated and further recommended by the Committee as the Committee considers necessary.

Interim Financial Statements and Interim MD&A

The Committee shall review with management of the Company prior to their public dissemination, the interim unaudited consolidated financial statements of the Company and the interim MD&A. The Committee shall approve the interim financial statements and interim MD&A, as the Board has delegated this function to the Committee. The Committee shall have the authority to determine whether to request the Company’s external auditors to undertake a review engagement in respect of the interim unaudited consolidated financial statements from time to time, including in conjunction with a public offering of securities by the Company.

Press Releases

The Committee shall review with management of the Company, prior to their public dissemination, the annual and interim earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted” non-GAAP information) as well as financial information and earnings guidance provided to analysts and rating agencies.

Reports and Regulatory Returns

The Committee shall review and discuss with management of the Company, and the external auditors to the extent the Committee deems appropriate, such reports and regulatory returns of the Company as may be specified by law.

Other Financial Information

The Committee shall review the financial information included in any prospectus, annual information form or information circular of the Company with the management of the Company and the external auditors, both together and separately, prior to their public dissemination, and shall make a recommendation to the Board with respect to the approval of such prospectus, annual information form or information circular with such changes contemplated and further recommended as the Committee considers necessary. The Committee shall review each annual information form of the Company to ensure the completeness and veracity of the mandated disclosure (as required by Form 52-110F1) about the Committee.

Charter

The Committee shall review and update this Charter periodically, as conditions warrant.

6.	FINANCIAL REPORTING PROCESSES

Establishment and Assessment of Procedures

The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the financial statements of the Company and periodically assess the adequacy of these procedures annually.

Application of GAAP

The Committee shall assure itself that the external auditors are satisfied that the accounting estimates and judgments made by management of the Company, and their selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

Practices and Policies

The Committee shall review with management of the Company and the external auditors, together and separately, the principal accounting practices and policies of the Company.

7.	EXTERNAL AUDITORS

Oversight and Responsibility

The Committee is directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management of the Company and the external auditors regarding financial reporting.

Reporting

The external auditors shall report directly to the Committee and are ultimately accountable to the Committee.

Performance and Review

The Committee shall annually review the performance of the external auditors and recommend to the Board the nomination of the external auditors (and the compensation of the external auditors) or approve any discharge of the external auditors when circumstances warrant, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

Annual Audit Plan

The Committee shall review with the external auditors and management of the Company, the overall scope of the annual audit plan and the resources the external auditors will devote to the audit. The Committee shall annually review and approve the fees to be paid to the external auditors with respect to the annual audit, and shall recommend to the Board the fees to be paid to the external auditors.

Non-Audit Services

“Non-audit services” means all services performed by the external auditors other than audit services. All “non- audit” services to be provided to the Company by the external auditors must either be approved explicitly in advance by the Committee, or by management pursuant to certain pre-approval policies and procedures established by the Committee that are detailed as to the particular services that may be pre-approved.

The Committee may delegate to one or more members of the Committee the authority to grant such pre-approvals. The decisions of such member(s) regarding approval of “non-audit” services shall be reported by such member(s) to the full Committee at its first scheduled meeting following such pre-approval. Notwithstanding the foregoing, pre-approval is not necessary for certain de minimis “non-audit” services performed by the external auditors, as specified in Section 2.4 of NI 52-110.

Independence Review

The Committee shall review and assess the qualifications, performance and independence of the external auditors, including the requirements relating to such independence of the law governing the Company. At least annually, the Committee shall receive from and review with the external auditors, their written statement delineating all relationships with the Company and, if necessary, recommend that the Board take appropriate action to satisfy itself of the external auditors’ independence and accountability to the Committee.

8.	REPORTING

Reports to the Board

In addition to such specific reports contemplated elsewhere in this Charter, the Committee shall report regularly to the full Board regarding such matters, including:

(a)

any issues that arise with respect to the quality or integrity of the financial statements of the Company, compliance with legal or regulatory requirements by the Company, or the performance and independence of the external auditors of the Company;

(b)	proceedings at meetings of the Committee; and

(c)	such other matters as are relevant to the Committee’s discharge of its responsibilities.

Recommendations

In addition to such specific recommendations contemplated elsewhere in this Charter, the Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Committee Chair or any other member of the Committee designated by the Committee to make such report.

Reports to the Compensation and Corporate Governance Committee

The Committee shall provide reports or otherwise communicate with the Compensation and Corporate Governance Committee of the Company, as appropriate.

9.	WHISTLE-BLOWING

Procedures

The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Such procedures will be reflected in the Code of Ethics and Whistleblower Policy of the Company and its subsidiaries, as amended from time to time.

10.	GENERAL

Access to Counsel

The Committee may review, periodically, with outside counsel of its choosing, any legal matter that could have a significant impact on the financial statements of the Company.

Hiring of Partners and Employees of External Auditors

The Committee shall annually review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

General

The Committee shall perform such other duties and exercise such powers as may, from time to time, be assigned or vested in the Committee by the Board, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.